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## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westfield Group

*CURRENT ADDRESS [redacted]

Best Available Copy

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

FILE NO. 82- 35029 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 2/28/08

82-35029

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

27 February 2008



The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**WESTFIELD GROUP (ASX: WDC)**
**PRELIMINARY FINAL RESULT FOR YEAR ENDED 31 DECEMBER 2007**

Please find attached Results Presentation (incorporating commentary on the results) and Appendix 4E in relation to the Westfield Group for the year ended 31 December 2007.

Yours faithfully
**WESTFIELD GROUP**

12-31-07
AR/S

**Simon Tuxen**
**Company Secretary**

Encl.

# Westfield Group

Full Year Results Presentation
31 December 2007

27 February 2008

# 2007 Full Year Result – Overview

- Operational Segment Earnings of $1.79 billion – up 11.6%[1]
  - 96.12 cents per security – up 6.0%[1]
- Development gains of $1.1 billion – representing an 87% return on cost
- Distribution of 106.5 cents per security
- Portfolio revaluations of $2.1 billion – including $1.0 billion from existing centres
- Net Profit under AIFRS of $3.4 billion
- Raised $7.4 billion from property transactions and the issuance of equity

*[1] On a constant currency basis*

*Note: All figures within this presentation are presented in Australian dollars unless otherwise stated*

# The Westfield Group

- Owns and operates high quality shopping centres in major global markets – interests in 118 shopping centres with a gross value of $63.2 billion
- Strong stable cash flows – resilient throughout economic cycles
  - Contracted long term leases
  - Comparable shopping centre net operating income growth of 4.4%
  - Low exposure to percentage rent linked to sales
    - 98% of rental income based on minimum contracted rents
  - High occupancy across all markets
    - Portfolio leased at 97.5%
  - Diversified across almost 23,000 retail outlets
- Value creation through redevelopment and intensive management of the portfolio
- Strong financial position
  - Strong investment grade credit rating
  - Prudent financial risk management
    - 2008 debt maturities of $1.0 billion covered by $7.7 billion of available liquidity
    - 31.7% gearing

# Outlook

- Westfield's shopping centre portfolio is well positioned to deliver sustainable income and capital growth
- The Group expects to deliver in 2008 similar growth in operational earnings per security, on a constant currency basis
- Distribution forecast for 2008 is 106.5 cents per security, solely from operational segment earnings and income hedging

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## Business Review

- Portfolio Summary
- Shopping Centre Operating Performance
- Retail Sales Overview
- Global Development Activity

# Portfolio Summary as at 31 December 2007

| | United States | Australia | United Kingdom | New Zealand | Total |
|---|---|---|---|---|---|
| Centres | 55 | 44 | 7 | 12 | [redacted] |
| Retail Outlets | 8,735 | 11,430 | 926 | 1,672 | |
| GLA (million sqm) | 5.8 | 3.5 | 0.4 | 0.4 | |
| Westfield Asset Value (billion)[1] | US$16.1 | $20.0 | £0.9 | NZ$3.1 | |
| Assets Under Management (billion)[2] | US$19.4 | $28.2 | £4.4 | NZ$3.3 | |

**Gross Lettable Area**


UK
4%
Australia
35%
US
57%
NZ
4%

**Assets Under Management**


UK
16%
Australia
44%
US
35%
NZ
5%

*[1] WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*
*[2] WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*
*Note: Exchange rates as at 31 December 2007 were AUD/USD 0.8785, AUD/GBP 0.4383, AUD/NZD 1.1341*

# Shopping Centre Operating Performance

| | Portfolio Leased[1] | Specialty Occupancy Cost[1] | Lease Deals Completed[2] | | Average Specialty Store Rent | | Comparable NOI Growth[2] |
|---|---|---|---|---|---|---|---|
| | | | Number | Area | Amount[1] | Growth[3] | |
| Australia & New Zealand | > 99.5% | 16.6% | 3,377 | 565,414 sqm | $1,249 psm<br>NZ$1,041 psm | 4.7% | 5.6% |
| United States | 94.1%[4] | 14.7%[4] | 1,193 | 2,923,488 sqf | US$44.98 psf[4] | 5.2%[4] | 2.7%[4] |
| United Kingdom | > 99% | n/a | 294 | 64,771 sqm | £645 psm | 2.7% | 4.0% |
| Global[5] | 97.5% | | 4,864 | 901,786 sqm | | | 4.4% |

[1] *As at 31 December 2007*
[2] *12 months to 31 December 2007*
[3] *31 December 2007 compared to 31 December 2006*
[4] *Excludes recent divestments*
[5] *Calculated on a weighted average basis*

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# Retail Sales Overview

| | Period to 31 December 2007 | | | | |
|---|---|---|---|---|---|
| | MAT | 12 months Growth | 12 months Growth[1] | 6 months Growth[1] | 3 months Growth[1] |
| **Australia** | | | | | |
| Majors | | | 3.9% | 3.9% | 3.8% |
| Specialties | | | 7.1% | 7.0% | 6.7% |
| Total | $19.8 bn | 5.9% | 6.0% | 6.0% | 5.8% |
| **New Zealand** | | | | | |
| Specialties | | | 2.7% | (0.2)% | (0.6)% |
| Total | NZ$1.9 bn | 7.9% | 3.5% | 1.4% | 0.2% |
| **United States[2]** | | | | | |
| Comparable Specialties | | | 1.2% | (0.2)% | (1.6)% |
| Total Specialties | US$7.2 bn | 3.1%[4] | | | |
| **United Kingdom[3]** | | | | | |
| National Comparable | | | 2.2% | 1.5% | 0.8% |
| London Comparable | | | 7.9% | 7.9% | 6.3% |
| Total | n/a | | 4.3% | 3.4% | 2.8% |

[1] *Sales growth figures are reported on a comparable basis*
[2] *US represents growth in sales per square foot*
[3] *British Retail Consortium-KPMG retail sales report*
[4] *2007 sales of $469 per sqf compared to 2006 sales of $455 per sqf*

# 2007 Development Activity

- **Completed 10 major developments during 2007 at a gross cost of $1.9 billion (WDC share $1.3 billion) with a weighted average development yield of approximately 9.3%**
  - United States: Brandon, Garden State Plaza, Southpark, Annapolis, Old Orchard and Sarasota
  - Australia: Kotara, North Lakes
  - New Zealand: Albany
  - United Kingdom: Derby
- **Total development gain from completed developments during 2007 of $1.1 billion, representing 87% return on cost**

# Global Development Activity

- **During 2007 $1.5 billion of new major projects were commenced:**
  - United States: Fox Hills, Santa Anita, Valencia
  - Australia: Doncaster, Bay City, Plenty Valley
  - New Zealand: Manukau
- **12 major projects currently under construction with an estimated total cost of $5.9 billion (WDC share $4.0 billion)**

| | No. of Projects | Estimated Total Cost | Target Weighted Average Yield[1] |
|---|---|---|---|
| United States | 7 | US$1.1 bn | 8.70 – 9.20% |
| Australia & New Zealand | 4 | $1.1 bn | 8.30 – 8.80% |
| United Kingdom – London | 1 | £1.6 bn | 5.25 – 5.75% |
| **Total** | **12** | **$5.9 bn** | |

[1] *Stabilised income/Westfield Group cost*

# Future Major Projects

- Expect to commence over $10 billion of new development projects over the coming years

**United States**

- Broward (Florida)
- Century City Phase II (California)
- Fashion Square (California)
- Mainplace (California)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Southcenter (Stage 2) (Washington)
- Southgate (Florida)
- UTC (California)
- Valley Fair (California)
- West Covina (California)
- West Valley (California)
- World Trade Center (New York)

**Australia & New Zealand**

- Albany (NZ)
- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Innaloo (WA)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- North Lakes (QLD)
- Pacific Fair (QLD)
- Riccarton (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)
- Tuggerah (NSW)
- Warringah (NSW)
- West Lakes (SA)

**United Kingdom**

- Bradford
- Guildford
- Merry Hill
- Nottingham
- Sprucefield (Northern Ireland)
- Stratford City (London)

# Financial Review

- Income Statement
- Distribution Statement
- Balance Sheet
- Property Investments
- Financial Position

# Operational Segment Analysis[1]

**12 months to 31 December 2007**

| $ million | | Dec 2006 (Constant currency)[2] | Dec 2006 Actual | |
|---|---|---|---|---|
| | [redacted] | | | [redacted] |
| **Segment earnings** | [redacted] | **1,601** | 1,651 | [redacted] |
| **Cents per security** | [redacted] | **90.67c** | 93.56c | [redacted] |
| *Represented by :* | [redacted] | | | |
| Property income | [redacted] | 3,603 | 3,796 | |
| Project and management income | [redacted] | 63 | 65 | |
| Total income | [redacted] | 3,666 | 3,861 | |
| Expenses | [redacted] | (1,072) | (1,134) | |
| Net interest expense | [redacted] | (908) | (982) | |
| Minority interests | [redacted] | (85) | (94) | |
| **Segment earnings** | [redacted] | **1,601** | **1,651** | |
| *Weighted average number of securities*[4] | [redacted] | *1,765.2* | *1,765.2* | |

*[1] The operational segment earnings have been prepared on a proportional basis. The net contribution from equity accounted properties of $293m ($214m Dec 06 constant currency and $226m Dec 06 actual) has been allocated to income and expenses*

*[2] Constant currency is achieved by retranslating each item in the prior period profit and loss statement at the current period exchange rate. The average exchange rates are AUD/USD 0.8388 (31/12/06 0.7535); AUD/GBP 0.4188 (31/12/06 0.4091); AUD/NZD 1.1397 (31/12/06 1.1627)*

*[3] $141m comprises $9m for Carindale Property Trust, $69m for Property Linked Notes and $63m for convertible preference securities*

*[4] In accordance with AIFRS 2007 and 2006 includes the bonus element of the pro-rata entitlement offer completed in July 2007*

# Income Statement by Business Segment[1]

| $ million | Operational | Development | Corporate | [redacted] |
|---|---|---|---|---|
| | 12 months to 31 December 2007 | | | |
| Property income | 3,640 | 40 | - | |
| Property revaluations | - | 1,109 | 1,011 | |
| Net capital profits | - | - | 71 | |
| Project and management income | 108 | - | - | |
| Total income | 3,748 | 1,149 | 1,082 | |
| Expenses | (1,147) | (115) | (37) | |
| Currency derivatives | - | - | (433) | |
| Net interest expense | (674) | (145) | 287 | |
| Tax expense | - | - | (47) | |
| Deferred tax expense and tax on capital profits | - | - | (188) | |
| Minority interests | (141)[2] | - | 98[3] | |
| **Segment earnings** | **1,786** | **889** | **762** | |

[1] *The income statement has been prepared on a proportional basis. The net contribution from equity accounted properties of $658m has been allocated to income and expenses. Property revaluations of $1,120m includes equity accounted property revaluations of $380m*

[2] *$141m comprises $9m for Carindale Property Trust, $69m for Property Linked Notes and $63m for convertible preference securities*

[3] *$98m comprises revaluations of $14m for Carindale Property Trust, $82m for Property Linked Notes less the mark to market gains of $194m relating to convertible preference securities*



82-35029

Best Available Copy

# AIFRS Income Statement

| $ million | 12 months to Dec 2007 | 12 months to Dec 2006 |
|---|---|---|
| Property income | [redacted] | 3,404 |
| Contribution from equity accounted investments[1] | [redacted] | 797 |
| Property revaluations | [redacted] | 4,581 |
| Project and management income | [redacted] | 65 |
| Net capital profits | [redacted] | 21 |
| **Total Income** | [redacted] | **8,868** |
| Total expenses | [redacted] | (1,139) |
| Currency derivatives | [redacted] | (231) |
| Goodwill arising from recognition of deferred tax on acquisitions | [redacted] | (104) |
| **EBIT** | [redacted] | **7,394** |
| Financing costs | [redacted] | (783) |
| Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt | [redacted] | (416) |
| **Profit before tax** | [redacted] | **6,195** |
| Tax expense | [redacted] | (63) |
| Deferred tax expense and tax on capital profits | [redacted] | (496) |
| Minority interests | [redacted] | (53) |
| **Profit after tax** | [redacted] | **5,583** |

[1] *Includes equity accounted property revaluations of $380m (31/12/06 $556m)*

# Distribution Statement

| | 12 months to 31 December 2007 | |
|---|---|---|
| | $m | Cents per Security |
| **Operational Segment Earnings** | 1,786 | 96.12c |
| Income Hedging[1] | 195 | 10.50c |
| **Distributable income** | 1,981 | 106.62c |
| **Distribution** | [redacted] | |

[1] *Based on contract rates*



82-35029

Best Available Copy

# Balance Sheet[1]

| $ million | 31 Dec '07 | 31 Dec '06 |
|---|---|---|
| Cash | [redacted] | 340 |
| Property investments | [redacted] | |
| - Shopping centres | [redacted] | 43,814 |
| - Work in progress | [redacted] | 2,610 |
| - Property held for redevelopment | [redacted] | 1,520 |
| Other assets | [redacted] | 2,434 |
| **Total assets** | [redacted] | **50,718** |
| Interest bearing liabilities | [redacted] | 20,197 |
| Other financial instruments[2] | [redacted] | 710 |
| Finance lease liabilities | [redacted] | 92 |
| Deferred tax | [redacted] | 2,779 |
| Other liabilities and minority interests | [redacted] | 2,200 |
| **Total liabilities** | [redacted] | **25,978** |
| **Net Assets[2]** | [redacted] | **24,740** |

[1] *The balance sheet has been prepared on a proportional basis. The net investment in equity accounted entities of $5,131m (31/12/06 $5,410m) has been allocated to individual assets and liabilities*

[2] *Excludes $2,202m (31/12/06 $1,287m) of convertible preference securities and Property Linked Note liabilities that the Westfield Group considers as equity given their economic characteristics*

# Property Investments

- Change in value of gross property investments

| | $ billion |
|---|---|
| Gross property investments as at 31 December 2006 | 47.9 |
| Development gain | 1.1 |
| Revaluations | 1.0 |
| Redevelopment expenditure | 2.6 |
| Acquisitions | 0.6 |
| Divestments | (2.7) |
| Gross property investments as at 31 December 2007 (pre exchange rate impact) | 50.5 |
| Exchange rate impact | (2.4) |
| **Gross property investments as at 31 December 2007** | 48.1 |

- Weighted average cap rates for each region:

| | 31 Dec 2007 |
|---|---|
| Australia | 5.5% |
| New Zealand | 6.4% |
| United Kingdom | 5.4% |
| United States | 6.0% |

# Development Segment Assets

| $ million | At 31 December 2007 | | |
|---|---|---|---|
| | Work In Progress | Property held for redevelopment | [redacted] |
| ■ Australia & New Zealand | 496 | 282 | |
| ■ United States | 590 | 525 | |
| ■ United Kingdom | 1,946 | 1,038 | |
| **Total** | **3,032** | **1,845** | |
| Consolidated | | | |
| Equity Accounted | | | |
| **Total** | | | |

# Financial Position

- Strong investment grade credit rating:
  - A- from S&P
  - A2 from Moody's
- Profile of Interest rate and foreign currency hedging at 31 December 2007:
  - Average term of fixed rate debt and interest rate hedging is 8.8 years
  - Percentage of fixed rate debt is 95% for the next two years
  - Offshore income: 5 year hedging policy
- Liquidity provided by long term committed banking facilities:
  - US$4.7 billon Global Syndicated Facility with 35 banks – US$1.7 billion maturing 2011 and US$3.0 billion maturing 2013
  - US$1.9 billion US Syndicated Facility with 25 banks maturing 2010
  - $2.6 billion loan facilities from 10 banks maturing between 2009 and 2012
  - Weighted average term to maturity of committed financing facilities of 4.5 years
- Current liquidity of $7.7 billion
- Common borrowing structure – all unsecured, unsubordinated lenders rank pari passu irrespective of the jurisdiction of the borrower

82-35029

# Debt Maturity Profile

**Liquidity Summary**
**as at 31 December 2007**

| | $ billion |
|---|---|
| Total Committed Financing Facilities | 22.6 |
| Amounts Drawn | (15.4) |
| Undrawn Financing Facilities | 7.2 |
| Cash | 0.5 |
| **Total Liquidity** | 7.7 |



$ billion
3
2
1
-
1.0
1.3
2.2
1.8
2.8
1.0
1.9
0.1
1.3
1.8
0.2
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018+
Bank
Bonds
Mortgages

# Financing Facilities

- Diversified funding base made up of domestic and international bonds, syndicated bank facilities, bilateral bank facilities and secured mortgages


Secured Facilities
23%
GBP Bond
6%
Euro Bond
5%
US 144a Bond
18%
Australian Bond
2%
Global Syndicated
Facility
24%
US Syndicated Facility
10%
Bank Bilateral Facilities
12%

# Key Financial Ratios

- Financial ratios per the Westfield Group's bond offerings

| | Covenant | 31 Dec 07 | 31 Dec 06 |
|---|---|---|---|
| [redacted] | <65% | [redacted] | 38.4% |
| | <45% | | 11.7% |
| | >1.5x | | 2.7 times |
| | >125% | | 236% |

- Debt[1] to total market capitalisation [redacted] 31.0 %

[1] *Includes consolidated and equity accounted interest bearing liabilities*

# Westfield Group

Full Year Results Presentation
31 December 2007

## APPENDICES

# Appendices

# 2007 Transactions

- Issued $1.26 billion of Property Linked Notes – based on interests in 6 centres in the Australian portfolio
- The formation of a new joint venture with GIC Real Estate investing $717.5 million for a 50% share in Westfield Parramatta
- Raised $3 billion of equity via a pro-rata entitlement offer
- Established £530 million Westfield UK Shopping Centre Fund with interests in 4 centres
- The acquisition of 2 assets for US$400 million and the divestment of 6 assets for US$1.2 billion in the United States
- The formation of a new joint venture with LaSalle Investment Management Inc. investing $738 million for a 50% share in Westfield Doncaster

# Net Property Income – by Region*

| | 12 months to Dec 2007 | 12 months to Dec 2006 | % Change |
|---|---|---|---|
| Australia & New Zealand ($ million) | [redacted] | $ 1,187 | [redacted] |
| United States (US$ million) | [redacted] | US$ 950 | [redacted] |
| United Kingdom (£ million) | [redacted] | £ 57 | [redacted] |

* *Includes the impact of asset divestments*

# Lease Expiry Profile


% of Leased Area[1]
10%
8%
6%
4%
2%
0%
7.9%
8.5%
7.8%
8.5%
9.0%
5.4%
4.2%
5.0%
4.7%
5.8%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Australia/NZ
US
UK

| Unexpired Weighted Average Lease Terms as at 31 December 2007 | |
|---|---|
| Anchor tenants | 12 years |
| Specialty tenants | 5 years |
| Weighted total | 8 years |

[1] *Based upon approximately 7.0 million sqm of GLA (excluding US Anchors not owned/leased)*

# Assets Under Management

**Property Investments as at 31 December 2007**

| $ million | Westfield Group | | | | |
|---|---|---|---|---|---|
| | Consolidated Assets | Equity Accounted Assets | [redacted] | JV Partner Share | Total Assets Under Management |
| Shopping Centres | 37,019 | 6,178 | [redacted] | 12,814 | 56,011 |
| Work in progress | 2,955 | 77 | [redacted] | 2,084 | 5,116 |
| Property held for development | 1,698 | 147 | [redacted] | 200 | 2,045 |
| Property Investments | **41,672** | **6,402** | [redacted] | **15,098** | **63,172** |

# Assets by Business Segment

| $ million | 12 months to December 2007 | | |
|---|---|---|---|
| | Operational | Development | [redacted] |
| **Shopping centres** | | | |
| Consolidated | 36,665 | 354 | |
| Equity accounted | 6,124 | 54 | |
| | **42,789** | **408** | |
| **Work in progress** | | | |
| Consolidated | - | 2,955 | |
| Equity accounted | - | 77 | |
| **Properties held for future redevelopment** | | | |
| Consolidated | - | 1,698 | |
| Equity accounted | - | 147 | |
| | - | **4,877** | |
| **Total Property investments and WIP** | 42,789 | 5,285 | |

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# Current Projects

## United States – Approx US$1.1 billion

| | Project Cost US$ million | Yield Range | Anticipated Completion |
|---|---|---|---|
| Plaza Bonita (California) | 90 | 10.00 – 10.50% | Qtr 1 &2 '08 |
| Topanga – Stage 2 (California) | 50 | 9.50 – 10.00%[1] | Qtr 4 '08 |
| Southcenter (Washington) | 240 | 10.00 – 10.50% | Qtr 4 '08 |
| Galleria at Roseville (California) | 260 | 8.00 – 8.50% | Qtr 4 '08/Qtr 4 '09 |
| Fox Hills (California) | 170 | 7.75 – 8.25% | Qtr 4 '09 |
| Santa Anita (California) | 120 | 6.80 – 7.30% | Qtr 4 '09 |
| Valencia (California)[2] | 120 | 9.25 – 9.75% | Qtr 4 '09 |
| **Total** | **1,050** | **8.70 – 9.20%** | |

[1] *Yield range of entire project – Stage 1 (US$300million) completed and opened*
[2] *Joint venture centre*

# Current Projects

## Australia & New Zealand – Approx $1.1 billion

| | Project Cost $ million | Yield Range | Anticipated Completion |
|---|---|---|---|
| Plenty Valley (Melbourne)[1] | 200 | 9.80 – 10.30% | Qtr 2 '08 |
| Manukau (Auckland) | NZ 70 | 8.70 – 9.00% | Qtr 3 '08 |
| Bay City (Geelong)[1] | 200 | 8.50 – 8.80% | Qtr 3 '08 |
| Doncaster (Melbourne)[1] | 600 | 7.75 – 8.25% | Qtr 4 '08 |
| **TOTAL** | **1,062** | **8.30 – 8.80%** | |

[1] *Joint venture centre*

# Current Projects

## United Kingdom – Approx £1.6 billion

| | Project Cost £ million | Yield Range | Anticipated Completion |
|---|---|---|---|
| London | 1,600[1] | 5.25 – 5.75% | Qtr 4 '08 |

[1] *Westfield Group project cost – approximately £1.0 billion*

# Comparable Retail Sales Growth by Category

## Australia

| | Period to 31 December 2007 | | |
|---|---|---|---|
| | 12 months | 6 months | 3 months |
| Department Stores | 3.9% | 3.6% | 4.2% |
| Discount Department Store | 3.3% | 4.1% | 3.7% |
| Supermarkets | 3.2% | 3.2% | 2.8% |
| Cinemas | 4.4% | 7.1% | (8.0)% |
| Fashion | 6.1% | 5.7% | 5.1% |
| Food Catering | 6.0% | 5.9% | 5.1% |
| Food Retail | 3.8% | 1.4% | 0.0% |
| Footwear | 5.1% | 4.2% | 2.7% |
| General Retail | 7.1% | 6.2% | 5.8% |
| Homewares | 5.3% | 5.3% | 6.7% |
| Jewellery | 11.4% | 11.7% | 11.0% |
| Leisure | 13.2% | 13.5% | 12.7% |
| Retail Services | 9.2% | 9.0% | 9.4% |
| **Specialties** | **7.1%** | **7.0%** | **6.7%** |
| **TOTAL** | **6.0%** | **6.0%** | **5.8%** |

# Comparable Retail Sales Growth by Category

## United States

| | Period to 31 December 2007 | | |
|---|---|---|---|
| | 12 months | 6 months | 3 months |
| Fashion | (1.0)% | (3.4)% | (3.8)% |
| Jewellery | (6.8)% | (9.6)% | (12.8)% |
| Leisure | 9.9% | 12.7% | 11.1% |
| Food retail | 2.0% | 0.5% | (2.5)% |
| General retail | 1.3% | 0.0% | (0.3)% |
| Cinemas | 6.4% | 8.1% | 4.1% |

# Operational Segment Borrowings

| $ million | At 31 Dec 2007 | At 31 Dec 2006 |
|---|---|---|
| Interest bearing liabilities | [redacted] | 20,197 |
| Finance lease liabilities | | 92 |
| Other financial instruments | | 710 |
| **Total borrowings** | | **20,999** |
| **Total borrowings** | | **20,999** |
| Less: Borrowings attributable to Development Segment | | |
| - Work in progress and properties held for future redevelopment | | (4,031) |
| - Existing shopping centres – proportional development impact | | (278) |
| **Operational Segment Borrowings[1]** | | **16,690** |

[1] *Includes equity accounted operational segment share of interest bearing liabilities of $1,076m (31/12/06 $1,214m)*

82-35029

# Interest Rate Hedging Profile

| | $ interest receivable | | US$ interest payable | | £ interest payable | | $ interest payable | |
|---|---|---|---|---|---|---|---|---|
| **As at Dec** | $m | Fixed Rate % | US$m | Fixed Rate % | £m | Fixed Rate % | $m | Fixed Rate % |
| 2008 | 5,200.0 | 6.72% | (14,627.9) | 5.54% | (1,892.2) | 5.36% | (1,357.8) | 5.40% |
| 2009 | 5,500.0 | 6.76% | (14,094.2) | 5.70% | (1,932.2) | 5.35% | (2,429.8) | 6.52% |
| 2010 | 5,050.0 | 6.83% | (12,652.3) | 5.80% | (2,082.2) | 5.35% | (2,942.7) | 6.69% |
| 2011 | 5,000.0 | 6.87% | (11,591.9) | 5.82% | (2,082.2) | 5.35% | (2,260.6) | 6.69% |
| 2012 | 4,136.0 | 6.90% | (9,780.1) | 5.82% | (1,782.5) | 5.33% | (1,841.1) | 6.60% |
| 2013 | 2,200.0 | 6.91% | (8,698.7) | 5.80% | (1,782.5) | 5.33% | (893.9) | 6.68% |
| 2014 | 1,250.0 | 7.01% | (6,478.1) | 5.88% | (1,490.0) | 5.29% | (769.0) | 6.65% |
| 2015 | 0.0 | N/A | (4,994.2) | 5.89% | (1,050.0) | 5.41% | (10.0) | 6.66% |
| 2016 | 0.0 | N/A | (2,417.9) | 5.94% | (600.0) | 5.39% | 0.0 | N/A |
| 2017 | 0.0 | N/A | (148.7) | 6.09% | 0.0 | N/A | 0.0 | N/A |

*Fixed rate includes the Westfield Group Merger mark to market*

# Currency Hedging Profile

| Maturing during period ended Dec | Cross currency interest rate swap receivable/(payable) | | | | |
|---|---|---|---|---|---|
| | $m | US$m | £m | NZ$m | €m |
| 2008 | (100.0) | - | - | 122.0 | - |
| 2009 | 20.2 | - | - | - | - |
| 2010 | 173.2 | - | (75.0) | - | - |
| 2011 | 379.0 | - | (150.0) | - | - |
| 2012 | 527.7 | (485.1) | (358.0) | - | 600.0 |
| 2013 | 353.1 | - | (150.0) | - | - |
| 2014 | 288.8 | - | (125.0) | - | - |
| 2015 | 210.8 | - | (90.0) | - | - |
| | 1,852.8 | (485.1) | (948.0) | 122.0 | 600.0 |

# Income Hedging Profile

| Maturing during period ended Dec | Sell US$ Forward Exchange Contracts | | | Sell NZ$ Forward Exchange Contracts | | |
|---|---|---|---|---|---|---|
| | US$m | Hedge Rate* | Contract Rate | NZ$m | Hedge Rate* | Contract Rate |
| 2008* | (222.3) | 0.6688 | 0.6522 | (199.0) | 1.1298 | 1.1350 |
| 2009 | (208.0) | 0.7102 | 0.7102 | (199.2) | 1.1509 | 1.1509 |
| 2010 | (166.3) | 0.7270 | 0.7270 | (154.0) | 1.1872 | 1.1872 |
| 2011 | (135.0) | 0.7716 | 0.7716 | (110.0) | 1.2191 | 1.2191 |
| 2012 | (60.0) | 0.7986 | 0.7986 | (50.0) | 1.2409 | 1.2409 |

** Hedge rate includes the Westfield Group Merger mark to market*

# Exchange Rates

- Income Statement – average exchange rates for the 12 months to 31 December 2007:
  - AUD/USD 0.8388 (12 months to 31 Dec 2006: AUD/USD 0.7535)
  - AUD/GBP 0.4188 (12 months to 31 Dec 2006: AUD/GBP 0.4091)
  - AUD/NZD 1.1397 (12 months to 31 Dec 2006: AUD/NZD 1.1627)
- Balance Sheet – exchange rates as at 31 December 2007:
  - AUD/USD 0.8785 (31 December 2006: AUD/USD 0.7896)
  - AUD/GBP 0.4383 (31 December 2006: AUD/GBP 0.4025)
  - AUD/NZD 1.1341 (31 December 2006: AUD/NZD 1.1212)

# Preliminary Final Report

Under ASX listing rule 4.3A (Appendix 4E)
Westfield Group[1] for 12 months ended 31 December 2007[2]
Results for announcement to the market

| $ million | 12 months 31 Dec 2007 | 12 months 31 Dec 2006 | Increase/ (Decrease) |
|---|---|---|---|
| Revenue and other income (excluding property revaluations) | 4,543.1 | 4,065.8 | 11.7% |
| Property revaluations | 2,120.4 | 5,137.5 | (58.7)% |
| Total revenue and other income | 6,663.5 | 9,203.3 | (27.6)% |
| Profit from ordinary activities after tax expense attributable to members of the Westfield Group | 3,437.2 | 5,583.1 | (38.4)% |

It is recommended that the financial report be considered together with any public announcements made by the Westfield Group during the 12 months ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*
[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*

# Dividends/Distributions

Under ASX listing rule 4.3A (Appendix 4E)
Westfield Group[1] for 12 months ended 31 December 2007[2]
Results for announcement to the market

| | Cents Per Security | | |
|---|---|---|---|
| | WDC Ordinary Securities | WDCNA DRP Securities | |
| Dividend/distributions for the year ended 31 December 2007 | 106.50 | n/a | |
| Interim dividend/distributions paid on 31 August 2007 | 53.25 | 35.89 | |
| Final dividend/distributions proposed to be paid on 29 February 2008, comprising | 53.25 | n/a | |
| - Dividend in respect of a WHL share | 10.00 | | 100% franked |
| - Distribution in respect of a WT unit[(ii)] | 23.00 | | 38% estimated tax advantaged[(i)] |
| - Distribution in respect of a WAT unit | 20.25 | | 87% estimated tax advantaged[(i)] |
| Record date for determining entitlements to the final dividend/distributions | | 5:00pm | 15 February 2008 |

[1] *Entities that form the stapled entity are Westfield Holdings Limited ABN 66 001 671 496 ("WHL"), Westfield Trust ARSN 090 849 746 ("WT") and Westfield America Trust ARSN 092 058 449 ("WAT")*
[2] *In accordance with the Australian equivalents to International Financial Reporting Standards ("IFRS")*
(i) *Estimated percentage tax advantaged applies to both the interim and final WT and WAT distributions*
(ii) *The taxable amount in respect of WT's full year aggregated distributions is estimated to include capital gains (discounted by 50%) of 11 cents per unit arising from property disposals made during the financial year*

# Westfield Group
# Preliminary Final Report

For the year ended 31 December 2007

## WESTFIELD GROUP
## INCOME STATEMENT
for the year ended 31 December 2007

| | Note | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|---|
| **Revenue and other income** | | | |
| Property revenue | | 3,189.4 | 3,403.9 |
| Property revaluations | | 1,740.3 | 4,581.4 |
| Property development and project management revenue | | 899.5 | 328.2 |
| Property and funds management income | | 76.5 | 55.0 |
| | | **5,905.7** | **8,368.5** |
| **Share of after tax profits of equity accounted entities** | | | |
| Property revenue | | 490.6 | 410.3 |
| Property revaluations | | 380.1 | 556.1 |
| Property expenses and outgoings | | (146.6) | (119.7) |
| Interest and tax expense | | (66.4) | (49.8) |
| | 12(b) | **657.7** | **796.9** |
| Net profit on realisation of assets | 7 | 71.4 | 20.9 |
| Interest income | | 28.7 | 17.0 |
| **Total revenue and other income** | | **6,663.5** | **9,203.3** |
| **Expenses** | | | |
| Property expenses and outgoings | | (1,115.1) | (1,107.0) |
| Property development and project management costs | | (831.4) | (289.8) |
| Property and funds management costs | | (36.2) | (28.0) |
| Corporate costs | | (37.3) | (32.2) |
| | | **(2,020.0)** | **(1,457.0)** |
| Write down of goodwill | | - | (104.1) |
| Currency derivatives | 8 | (432.8) | (230.6) |
| Financing costs | 9 | (515.1) | (1,216.0) |
| **Total expenses** | | **(2,967.9)** | **(3,007.7)** |
| **Profit before tax expense and minority interests** | | **3,695.6** | **6,195.6** |
| Tax expense | 10 | (235.3) | (559.5) |
| **Profit after tax expense for the period** | | **3,460.3** | **5,636.1** |
| **Less: net profit attributable to minority interests** | | | |
| - WT members | | (2,395.0) | (4,397.8) |
| - WAT members | | (825.1) | (992.5) |
| - External | | (23.1) | (53.0) |
| **Net profit attributable to members of WHL ("Parent Company")** | | **217.1** | **192.8** |

| | | |
|---|---|---|
| **Net profit attributable to members of the Westfield Group analysed by amounts attributable to:** | | |
| WHL members | 217.1 | 192.8 |
| WT members | 2,395.0 | 4,397.8 |
| WAT members | 825.1 | 992.5 |
| **Net profit attributable to members of the Westfield Group** | **3,437.2** | **5,583.1** |

| | cents | cents |
|---|---|---|
| **Basic earnings per WHL share** | **11.68** | **10.92** |
| **Diluted earnings per WHL share** | **11.60** | **10.86** |
| **Basic earnings per stapled security** | **184.94** | **316.29** |
| **Diluted earnings per stapled security** | **184.93** | **316.27** |

## WESTFIELD GROUP

## DIVIDEND/DISTRIBUTION STATEMENT

for the year ended 31 December 2007

| | Note | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|---|
| Operational segment result (excluding property revaluations) attributable to members of the Westfield Group and external minority interests | 13 | 2,551.7 | 2,665.2 |
| Adjusted for unallocated items relating to the operational segment | | | |
| Net interest expense | | (756.5) | (1,005.3) |
| Minority interests - external | | (23.1) | (53.0) |
| Revaluation of investment properties included in minority interests - external | | 14.2 | 44.5 |
| **Operational profit attributable to members available for distribution** (i) | | **1,786.3** | **1,651.4** |
| Other items available for distribution | | | |
| Exchange differences in respect of the hedging of offshore operational profit | | 195.1 | 170.9 |
| Project profits to 30 June 2006 (ii) | | - | 128.0 |
| Less: amount retained | | (2.1) | (79.6) |
| **Distributable income** | | **1,979.3** | **1,870.7** |
| Weighted average number of stapled securities on issue for the period (iii) | | 1,858.5 | 1,756.5 |
| **Distributable income per ordinary stapled security (cents)** | | **106.50** | **106.50** |
| Comprising distributable income per stapled security for: | | | |
| - the six months ended 30 June 2007 (cents) | | 53.25 | 54.50 |
| - the six months ended 31 December 2007 (cents) | | 53.25 | 52.00 |
| **Dividend/distributions paid/proposed** (iv) | | **1,977.5** | **1,872.1** |
| Weighted average number of stapled securities entitled to distributions at 31 December 2007 | | 1,856.8 | 1,757.8 |
| **Dividend/distribution per ordinary stapled security (cents)** | | **106.50** | **106.50** |
| Comprising dividend/distribution per stapled security for: | | | |
| - the six months ended 30 June 2007 (cents) | | 53.25 | 54.50 |
| - the six months ended 31 December 2007 (cents) | | 53.25 | 52.00 |

(i) Equivalent to 96.12 cents operational profit per stapled security (2006: 93.56 cents).

(ii) With effect from 1 July 2006, project profits are no longer distributed.

(iii) The weighted average number of stapled securities used in determining distribution income per ordinary stapled security for the year ended 31 December 2007 includes an adjustment of 4.376 million securities for the bonus element of the pro-rata entitlement offer.

(iv) The dividend/distribution proposed of $1,977.5 million includes a $0.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the year with full dividend/distribution entitlement and excludes $2.2 million final distribution of 53.25 cents per stapled security in respect of the bonus element adjustment noted in (iii) above.

## WESTFIELD GROUP
## BALANCE SHEET
as at 31 December 2007

| | Note | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | 6(a) | 344.2 | 246.9 |
| Trade receivables | | 61.8 | 53.2 |
| Investment properties classified as held for sale | 1 | - | 149.8 |
| Derivative assets | | 197.7 | 218.8 |
| Receivables | | 410.2 | 195.2 |
| Inventories | | 270.7 | 20.5 |
| Tax receivable | | 18.3 | 18.2 |
| Prepayments and deferred costs | | 170.2 | 91.5 |
| **Total current assets** | | **1,473.1** | **994.1** |
| **Non current assets** | | | |
| Investment properties | 1 | 41,671.9 | 40,740.1 |
| Equity accounted investments | 12(c) | 5,131.4 | 5,410.2 |
| Other investments | | 592.7 | 114.9 |
| Derivative assets | | 1,234.8 | 983.3 |
| Property, plant and equipment | | 204.7 | 242.7 |
| Receivables | | 68.9 | 59.6 |
| Deferred tax assets | | 136.9 | 33.4 |
| Prepayments and deferred costs | | 286.5 | 303.4 |
| **Total non current assets** | | **49,327.8** | **47,887.6** |
| **Total assets** | | **50,800.9** | **48,881.7** |
| **Current liabilities** | | | |
| Payables and other creditors | | 1,779.4 | 1,181.6 |
| Interest bearing liabilities | 2 | 1,462.3 | 1,135.9 |
| Other financial liabilities | | 224.0 | - |
| Tax payable | | 136.5 | 38.0 |
| Derivative liabilities | | 35.7 | 42.2 |
| **Total current liabilities** | | **3,637.9** | **2,397.7** |
| **Non current liabilities** | | | |
| Payables and other creditors | | 192.6 | 71.9 |
| Interest bearing liabilities | 2 | 13,003.9 | 17,425.8 |
| Other financial liabilities | | 2,548.0 | 1,997.4 |
| Deferred tax liabilities | | 2,784.2 | 2,773.4 |
| Derivative liabilities | | 851.9 | 586.2 |
| **Total non current liabilities** | | **19,380.6** | **22,854.7** |
| **Total liabilities** | | **23,018.5** | **25,252.4** |
| **Net assets** | | **27,782.4** | **23,629.3** |

## WESTFIELD GROUP

## BALANCE SHEET

as at 31 December 2007

| | Note | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|---|
| **Equity attributable to members of WHL** | | | |
| Contributed equity | 3 | 1,163.8 | 908.1 |
| Reserves | 4 | 67.2 | (20.0) |
| Retained profits | 5 | 989.7 | 836.8 |
| **Total equity attributable to members of WHL** | | **2,220.7** | **1,724.9** |
| **Equity attributable to minority interests - WT and WAT members** | | | |
| Contributed equity | 3 | 15,097.5 | 12,026.8 |
| Reserves | 4 | (362.6) | 486.2 |
| Retained profits | 5 | 10,636.3 | 9,215.1 |
| **Total equity attributable to minority interests - WT and WAT members** | | **25,371.2** | **21,728.1** |
| **Equity attributable to minority interests - external** | | | |
| Contributed equity | | 94.0 | 94.0 |
| Retained profits | | 96.5 | 82.3 |
| **Total equity attributable to minority interests - external** | | **190.5** | **176.3** |
| **Total equity attributable to minority interests** | | **25,561.7** | **21,904.4** |
| **Total equity** | | **27,782.4** | **23,629.3** |

| | | |
|---|---|---|
| **Equity attributable to members of the Westfield Group analysed by amounts attributable to:** | | |
| WHL members | 2,220.7 | 1,724.9 |
| WT and WAT members | 25,371.2 | 21,728.1 |
| **Total equity attributable to members of the Westfield Group** | **27,591.9** | **23,453.0** |

# WESTFIELD GROUP

## STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **Changes in equity attributable to members of the Westfield Group** | | |
| Opening balance of equity | 23,453.0 | 19,466.4 |
| *Movements in foreign currency translation reserve* | | |
| - Net exchange difference on translation of foreign operations directly recognised in equity [i] | (761.6) | (92.1) |
| Net profit attributable to members of the Westfield Group [i] | 3,437.2 | 5,583.1 |
| **Total income and expenses for the period** | **2,675.6** | **5,491.0** |
| *Movements in contributed equity* | | |
| - Dividend/distribution reinvestment plan | 263.0 | 321.8 |
| - Conversion of options | 78.1 | 93.7 |
| - Pro-rata entitlement offer | 3,028.8 | - |
| - Costs associated with the pro-rata entitlement offer | (43.5) | - |
| *Movements in retained profits* | | |
| - Dividend/distribution paid | (1,863.1) | (1,919.9) |
| **Closing balance of equity attributable to members of the Westfield Group** | **27,591.9** | **23,453.0** |
| **Changes in equity attributable to external minority interests** | | |
| Opening balance of equity | 176.3 | 131.8 |
| Net profit attributable to external minority interests | 23.1 | 53.0 |
| Dividend/distribution paid or provided for | (8.9) | (8.5) |
| **Closing balance of equity attributable to external minority interests** | **190.5** | **176.3** |
| **Total Equity** | **27,782.4** | **23,629.3** |

(i) Total income and expenses for the period attributable to members of the Westfield Group includes income and expenses attributable to members of WT and WAT, including an amount recognised directly in equity of $2,371.3 million (31 December 2006: $5,315.1 million), being profit after tax expense for the period of $3,220.1 million (31 December 2006: $5,390.3 million) and the net exchange loss on translation of foreign operations of $848.8 million (31 December 2006: loss $75.2 million).

# WESTFIELD GROUP
## CASH FLOW STATEMENT
for the year ended 31 December 2007

| | Note | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Receipts in the course of operations (including GST) | | 4,309.7 | 3,898.7 |
| Payments in the course of operations (including GST) | | (1,691.3) | (1,470.7) |
| Settlement of income hedging currency derivatives | | 143.8 | 143.6 |
| Dividends/distributions received from equity accounted associates | | 259.4 | 243.1 |
| Income and withholding taxes paid | | (38.9) | (110.3) |
| Goods and services taxes paid | | (111.2) | (170.0) |
| **Net cash flows from operating activities** | 6(b) | **2,871.5** | **2,534.4** |
| **Cash flows from investing activities** | | | |
| Payments for the acquisition of property investments | | (550.2) | (851.4) |
| Payments of capital expenditure for property investments | | (2,369.9) | (1,545.0) |
| Proceeds from the sale of property investments | | 1,112.1 | 1,915.3 |
| Net inflows / (outflows) for investments in equity accounted investments | | 93.0 | (305.4) |
| Net proceeds from the sale of property assets by equity accounted entities | | 536.3 | - |
| Payments for the purchases of property, plant and equipment | | (51.5) | (81.4) |
| Proceeds from the sale of property, plant and equipment | | 45.3 | - |
| Settlement of asset hedging currency derivatives | | (326.7) | (26.4) |
| **Net cash flows used in investing activities** | | **(1,511.6)** | **(894.3)** |
| **Cash flows used in financing activities** | | | |
| Proceeds from the issuance of securities | | 3,340.2 | 394.2 |
| Payments for costs associated with pro-rata entitlement offer | | (43.5) | - |
| Proceeds from the issuance of property-linked notes | | 1,262.9 | - |
| Net (repayments of) / proceeds from interest bearing liabilities | | (2,912.9) | 1,083.2 |
| Financing costs | | (1,039.7) | (1,144.7) |
| Interest received | | 28.7 | 17.4 |
| Dividends/distributions paid | | (1,863.1) | (1,919.9) |
| Dividends/distributions paid by controlled entities to minority interests | | (8.9) | (8.1) |
| **Net cash flows used in financing activities** | | **(1,236.3)** | **(1,577.9)** |
| Net increase in cash and cash equivalents held | | 123.6 | 62.2 |
| Add opening cash and cash equivalents brought forward | | 233.2 | 171.3 |
| Effects of exchange rate changes on opening cash brought forward | | (12.9) | (0.3) |
| **Cash and cash equivalents at the end of the period** | 6(a) | **343.9** | **233.2** |

# WESTFIELD GROUP

## NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **1_Investment properties** | | |
| **Current** | | |
| Shopping centre investments | - | 149.8 |
| | **-** | **149.8** |
| **Non current** | | |
| Shopping centre investments | 37,019.0 | 37,062.7 |
| Redevelopment projects and development properties | 4,652.9 | 3,677.4 |
| | **41,671.9** | **40,740.1** |
| **Movement in total investment properties** | | |
| Balance at the beginning of the year | 40,889.9 | 37,623.1 |
| Acquisition of properties | 738.7 | 1,107.9 |
| Disposal of properties | (2,098.0) | (2,107.5) |
| Transfer to equity accounted investment properties | - | (1,178.4) |
| Redevelopment costs | 2,290.8 | 1,995.0 |
| Net revaluation increment | 1,740.3 | 4,581.4 |
| Retranslation of foreign operations | (1,889.8) | (1,131.6) |
| Balance at the end of the year | **41,671.9** | **40,889.9** |
| **2_Interest bearing liabilities** | | |
| **Current** | | |
| ***Unsecured*** | | |
| Bank overdraft | 0.3 | 13.7 |
| Bank loans | 44.0 | 15.0 |
| Notes payable | | |
| - US$ | - | 633.2 |
| - A$ | 390.0 | 271.6 |
| ***Secured*** | | |
| Bank loans | 392.3 | 202.4 |
| Other liabilities | 635.7 | - |
| | **1,462.3** | **1,135.9** |
| **Non current** | | |
| ***Unsecured*** | | |
| Bank loans | 2,825.3 | 4,578.2 |
| Commercial paper | - | 19.8 |
| Notes payable | | |
| - US$ | 4,097.8 | 4,559.3 |
| - £ | 1,368.9 | 1,490.7 |
| - € | 1,005.6 | 1,000.8 |
| - A$ | 160.0 | 543.8 |
| Finance leases | 86.3 | 92.1 |
| ***Secured*** | | |
| Bank loans | 3,460.0 | 4,451.9 |
| Other liabilities | - | 689.2 |
| | **13,003.9** | **17,425.8** |

## WESTFIELD GROUP

## NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **3_Contributed Equity** | | |
| Amount of contributed equity | | |
| of the Parent Company | 1,163.8 | 908.1 |
| of WT and WAT | 15,097.5 | 12,026.8 |
| of the Westfield Group | **16,261.3** | **12,934.9** |
| **Movement in contributed equity attributable to members of the Westfield Group** | | |
| Balance at the beginning of the year | 12,934.9 | 12,519.4 |
| Dividend/distribution reinvestment plan | 263.0 | 321.8 |
| Conversion of options | 78.1 | 93.7 |
| Pro-rata entitlement offer | 3,028.8 | - |
| Costs associated with the pro-rata entitlement offer | (43.5) | - |
| Balance at the end of the year | **16,261.3** | **12,934.9** |
| **4_Reserves** | | |
| of the Parent Company | 67.2 | (20.0) |
| of WT and WAT | (362.6) | 486.2 |
| of the Westfield Group | **(295.4)** | **466.2** |
| **Total reserves of the Westfield Group** | | |
| Foreign currency translation reserve | (295.4) | 466.2 |
| Balance at the end of the year | **(295.4)** | **466.2** |
| **Movement in foreign currency translation reserve** | | |
| The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities. | | |
| Balance at the beginning of the year | 466.2 | 558.3 |
| Foreign exchange movement | | |
| - entities, currency loans and asset hedging derivatives which qualify for hedge accounting | (737.6) | (74.0) |
| - deferred tax effect | (24.0) | (18.1) |
| Balance at the end of the year | **(295.4)** | **466.2** |
| **5_Retained profits** | | |
| of the Parent Company | 989.7 | 836.8 |
| of WT and WAT | 10,636.3 | 9,215.1 |
| of the Westfield Group | **11,626.0** | **10,051.9** |
| **Movement in retained profits** | | |
| Balance at the beginning of the year | 10,051.9 | 6,388.7 |
| Profit after tax expense and external minority interests | 3,437.2 | 5,583.1 |
| Dividends paid | (1,863.1) | (1,919.9) |
| Balance at the end of the year | **11,626.0** | **10,051.9** |

# WESTFIELD GROUP

## NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **6_Cash and cash equivalents** | | |
| **6(a)_Components of cash and cash equivalents** | | |
| Cash | 344.2 | 246.9 |
| Bank overdrafts | (0.3) | (13.7) |
| Total cash and cash equivalents | **343.9** | **233.2** |
| **6(b)_Reconciliation of profit after tax expense to net cash flows from operating activities** | | |
| Profit after tax expense | 3,460.3 | 5,636.1 |
| Property revaluations | (1,740.3) | (4,581.4) |
| Share of associates profit in excess of dividend/distribution | (398.3) | (553.8) |
| Write down of goodwill | - | 104.1 |
| Deferred tax expense | 174.9 | 489.2 |
| Tax on sale of assets and capital costs written off | 13.2 | 7.2 |
| Net fair value gain or loss of forward exchange contracts | 576.6 | 374.2 |
| Borrowing costs | 515.1 | 1,216.0 |
| Interest income | (28.7) | (17.0) |
| Net profit on realisation of assets | (71.4) | (20.9) |
| Decrease / (Increase) in working capital attributable to operating activities | 370.1 | (119.3) |
| Net cash flows from operating activities | **2,871.5** | **2,534.4** |

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **7_Net profit on realisation of assets** | | |
| Revenues from asset sales | 3,087.4 | 2,110.3 |
| Cost of assets sold and capital costs written off | (3,016.0) | (2,089.4) |
| | **71.4** | **20.9** |

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **8_Currency derivatives** | | |
| Gains on income hedging currency derivatives (excluding net fair value gain or loss of derivatives not qualifying for hedge accounting) | 94.2 | 68.3 |
| Net fair value gain or loss of currency derivatives that do not qualify for hedge accounting | (527.0) | (298.9) |
| | **(432.8)** | **(230.6)** |

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **9_Financing costs** | | |
| Gross financing costs (excluding net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting) | | |
| - Interest bearing liabilities | (760.2) | (916.4) |
| - Other financial liabilities | (26.0) | (30.9) |
| Financing costs capitalised to construction projects | 147.1 | 147.8 |
| Financing costs | (639.1) | (799.5) |
| Net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting | 211.6 | (5.5) |
| Finance leases interest expense | (5.9) | (7.6) |
| Interest expense on other financial liabilities | (131 5) | (85.4) |
| Net fair value gain or loss on other financial liabilities | 49.8 | (318.0) |
| | **(515.1)** | **(1,216.0)** |

## WESTFIELD GROUP

## NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **10_Tax expense** | | |
| Current - underlying tax | (47.2) | (63.1) |
| Current - tax on sale of assets and capital costs written off | (13.2) | (7.2) |
| Deferred tax - benefit from reduction in tax rates | 109.2 | - |
| Deferred tax | (284.1) | (489.2) |
| | **(235.3)** | **(559.5)** |

**11_Significant items**

Profit before tax and minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| Property revaluations | 1,740.3 | 4,581.4 |
| Equity accounted property revaluations | 380.1 | 556.1 |
| Net profit on realisation of assets | 71.4 | 20.9 |
| Write down of goodwill | - | (104.1) |
| Net fair value gain or loss of interest rate hedges that do not qualify for hedge accounting | 211.6 | (5.5) |
| Net fair value gain or loss on other financial liabilities | 49.8 | (318.0) |
| Net fair value gain or loss of currency derivatives that do not qualify for hedge accounting | (527.0) | (298.9) |

**82-35029**

| Name of entity | Type of equity | Balance Date | Economic interest 31 Dec 07 | Economic interest 31 Dec 06 | Carrying value 31 Dec 07 $million | Carrying value 31 Dec 06 $million |
|---|---|---|---|---|---|---|
| **12(a)_Equity accounted entities carrying value** | | | | | | |
| **Australian & New Zealand investments** [i] | | | | | | |
| AMP Wholesale Shopping Centre Trust No. 2 [ii] | Trust units | 30 Jun | 10.0% | 10.0% | 69.9 | 65.2 |
| Cairns [ii] | Trust units | 30 Jun | 50.0% | 50.0% | 212.1 | 170.0 |
| Karrinyup [ii] | Trust units | 30 Jun | 25.0% | 25.0% | 152.1 | 120.0 |
| Mt Druitt [ii] | Trust units | 30 Jun | 50.0% | 50.0% | 220.5 | 196.1 |
| SA Shopping Centre Trust | Trust units | 31 Dec | 50.0% | 50.0% | 29.9 | 29.9 |
| Southland [ii] | Trust units | 30 Jun | 50.0% | 50.0% | 633.0 | 589.6 |
| Tea Tree Plaza [ii] | Trust units | 30 Jun | 50.0% | 50.0% | 307.9 | 290.5 |
| | | | | | **1,625.4** | **1,461.3** |
| **United Kingdom investments** [i] | | | | | | |
| Nottingham [iii] | Partnership interest | 31 Dec | 75.0% | 75.0% | 188.2 | 212.4 |
| Belfast [iv] | Partnership interest | 31 Dec | 33.3% | 50.0% | 121.1 | 244.0 |
| Derby | Partnership interest | 31 Dec | 50.0% | 50.0% | 488.6 | 178.4 |
| Guildford | Partnership interest | 31 Dec | 50.0% | 50.0% | 55.5 | 107.1 |
| Merry Hill [iv] | Partnership interest | 31 Dec | 33.3% | 50.0% | 768.3 | 1,302.6 |
| Tunbridge Wells [iv] | Partnership interest | 31 Dec | 33.3% | 50.0% | 104.2 | 106.6 |
| Sprucefield | Shares | 31 Dec | 50.0% | 50.0% | 19.7 | 19.9 |
| Other retail and property investments | Partnership interest | 31 Dec | 50.0% | 50.0% | 8.3 | 2.1 |
| | | | | | **1,753.9** | **2,173.1** |
| **United States investments** [i] | | | | | | |
| Fashion Square | Partnership units | 31 Dec | 50.0% | 50.0% | 171.3 | 189.8 |
| Garden State Plaza | Partnership units | 31 Dec | 50.0% | 50.0% | 538.5 | 393.0 |
| Montgomery | Partnership units | 31 Dec | 50.0% | 50.0% | 221.2 | 231.5 |
| North Bridge | Partnership units | 31 Dec | - | 33.3% | - | 84.4 |
| San Francisco Emporium | Partnership units | 31 Dec | 50.0% | 50.0% | 139.0 | 170.3 |
| UTC | Partnership units | 31 Dec | 50.0% | 50.0% | 185.0 | 193.2 |
| Valencia Town Centre | Partnership units | 31 Dec | 50.0% | 50.0% | 63.0 | 65.1 |
| Valley Fair | Partnership units | 31 Dec | 50.0% | 50.0% | 434.1 | 427.7 |
| Other retail and property investments | Units/shares | 31 Dec | - | 46.0% | - | 20.8 |
| | | | | | **1,752.1** | **1,775.8** |
| Total equity accounted investments | | | | | **5,131.4** | **5,410.2** |

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

(iii) The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control, and as a consequence, significant influence. Accordingly, Nottingham has been accounted for as an associate in accordance with AASB 131: Interest in Joint Ventures.

(iv) The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

# WESTFIELD GROUP

## NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2007

### 12(b)_Details of the Westfield Group's aggregate share of equity accounted entities' net profit

| | Australia & New Zealand | | United Kingdom | | United States | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million |
| Property revenue | 113.8 | 101.6 | 144.6 | 83.2 | 232.2 | 225.5 | 490.6 | 410.3 |
| Property revaluations | 158.1 | 301.5 | (4.6) | 86.0 | 226.6 | 168.6 | 380.1 | 556.1 |
| Interest income | 1.4 | - | 3.4 | 1.7 | 1.2 | - | 6.0 | 1.7 |
| Total revenue and other income | 273.3 | 403.1 | 143.4 | 170.9 | 460.0 | 394.1 | 876.7 | 968.1 |
| Property expenses and outgoings | (30.4) | (27.4) | (49.0) | (29.9) | (67.2) | (62.4) | (146.6) | (119.7) |
| Borrowing costs | (1.0) | (1.5) | (13.5) | (5.0) | (57.9) | (45.0) | (72.4) | (51.5) |
| Net profit from equity accounted entities before tax expense | 241.9 | 374.2 | 80.9 | 136.0 | 334.9 | 286.7 | 657.7 | 796.9 |
| **Share of after tax profits of equity accounted entities** | **241.9** | **374.2** | **80.9** | **136.0** | **334.9** | **286.7** | **657.7** | **796.9** |

### 12(c)_Details of the Westfield Group's aggregate share of equity accounted entities' assets and liabilities

| | Australia & New Zealand | | United Kingdom | | United States | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million | 31 Dec 07 $million | 31 Dec 06 $million |
| Cash | 20.4 | 13.0 | 57.2 | 41.0 | 42.2 | 39.4 | 119.8 | 93.4 |
| Receivables | 5.5 | 4.4 | 25.3 | 5.5 | 22.1 | 15.9 | 52.9 | 25.8 |
| Shopping centre investments | 1,628.2 | 1,475.9 | 1,965.1 | 2,386.1 | 2,585.0 | 2,739.0 | 6,178.3 | 6,601.0 |
| Redevelopment projects and development properties | 13.6 | 2.3 | 130.8 | 365.2 | 80.0 | 85.3 | 224.4 | 452.8 |
| Other investments | - | - | - | - | - | 22.0 | - | 22.0 |
| Other assets | 5.8 | 4.4 | 48.2 | 7.5 | 22.1 | 39.2 | 76.1 | 51.1 |
| **Total assets** | **1,673.5** | **1,500.0** | **2,226.6** | **2,805.3** | **2,751.4** | **2,940.8** | **6,651.5** | **7,246.1** |
| Payables | (30.1) | (20.7) | (60.3) | (41.0) | (70.7) | (41.7) | (161.1) | (103.4) |
| Deferred tax liabilities | - | - | (4.8) | (5.7) | - | - | (4.8) | (5.7) |
| Interest bearing liabilities | (18.0) | (18.0) | (407.6) | (585.5) | (928.6) | (1,123.3) | (1,354.2) | (1,726.8) |
| **Total liabilities** | **(48.1)** | **(38.7)** | **(472.7)** | **(632.2)** | **(999.3)** | **(1,165.0)** | **(1,520.1)** | **(1,835.9)** |
| **Net assets** | **1,625.4** | **1,461.3** | **1,753.9** | **2,173.1** | **1,752.1** | **1,775.8** | **5,131.4** | **5,410.2** |

### 13_Segment information

**Primary segment - business**

The business segment reporting format is represented by the following segments:

**Operational**

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

**Development**

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios & corporate acquisitions, income and expenses on properties held for future redevelopment.

**Corporate**

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

**Secondary segment - geographic**

The geographic segments are determined based on the location of the Group's assets and are represented by the following segments:

- Australia & New Zealand
- United Kingdom
- United States

## WESTFIELD GROUP
for the year ended 31 December 2007

**13_Segment information (continued)**

**Primary segment - business (continued)**

| 31 December 2007 | Operational $million | Development $million | Corporate $million | Consolidated $million |
|---|---|---|---|---|
| **Revenue** | | | | |
| Property revenue | 3,155.6 | 33.8 | - | 3,189.4 |
| Property development and project management revenue | 899.5 | - | - | 899.5 |
| Property and funds management income | 76.5 | - | - | 76.5 |
| | 4,131.6 | 33.8 | - | 4,165.4 |
| **Share of after tax profits of equity accounted entities (ii)** | | | | |
| Property revenue | 483.6 | 7.0 | - | 490.6 |
| Property expenses and outgoings | (141.6) | (5.0) | - | (146.6) |
| Net interest and tax expense | (49.2) | (12.2) | (5.0) | (66.4) |
| | 292.8 | (10.2) | (5.0) | 277.6 |
| **Total segment revenue and other income (i)** | 4,424.4 | 23.6 | (5.0) | 4,443.0 |
| **Expenses** | | | | |
| Property expenses and outgoings | (1,005.1) | (110.0) | - | (1,115.1) |
| Property development and project management costs | (831.4) | - | - | (831.4) |
| Property and funds management costs | (36.2) | - | - | (36.2) |
| Corporate overheads | - | - | (37.3) | (37.3) |
| | (1,872.7) | (110.0) | (37.3) | (2,020.0) |
| Currency derivatives | - | - | (432.8) | (432.8) |
| **Total segment expenses** | (1,872.7) | (110.0) | (470.1) | (2,452.8) |
| **Segment result** | 2,551.7 | (86.4) | (475.1) | 1,990.2 |
| Property revaluations (i) | 935.8 | 804.5 | - | 1,740.3 |
| Equity accounted property revaluations (i)(ii) | 75.3 | 304.8 | - | 380.1 |
| Net profit on realisation of assets (i) | - | - | 71.4 | 71.4 |
| | 3,562.8 | 1,022.9 | (403.7) | 4,182.0 |
| Interest income (i) | | | | 28.7 |
| Financing costs | | | | (515.1) |
| Tax expense | | | | (235.3) |
| **Consolidated profit after tax** | | | | 3,460.3 |
| **Segment assets** | | | | |
| Segment assets | 43,713.8 | 5,007.1 | - | 48,720.9 |
| Group assets | | | | 2,080.0 |
| **Total segment assets** | 43,713.8 | 5,007.1 | - | 50,800.9 |
| **Segment liabilities** | | | | |
| Segment liabilities | 1,248.9 | 604.8 | - | 1,853.7 |
| Group liabilities | | | | 21,164.8 |
| **Total segment liabilities** | 1,248.9 | 604.8 | - | 23,018.5 |
| **Equity accounted associates included in segment assets** | | | | |
| Investment properties | 6,124.0 | 278.7 | - | 6,402.7 |
| Interest bearing liabilities | (1,075.5) | (278.7) | - | (1,354.2) |
| Working capital and deferred tax | 82.9 | - | - | 82.9 |
| **Equity accounted associates included in segment assets** | 5,131.4 | - | - | 5,131.4 |
| **Additions to segment non current assets** | 1,280.1 | 2,460.0 | - | 3,740.1 |

(i) Total revenue and other income for the period of $6,663.5 million (31 December 2006: $9,203.3 million) comprises revenue and other income (excluding property revaluations) of $4,443.0 million (31 December 2006: $4,027.9 million), property revaluations of $2,120.4 million (31 December 2006: $5,137.5 million), net profit on realisation of assets of $71.4 million (31 December 2006: $20.9 million) and interest income of $28.7 million (31 December 2006: $17 million).

(ii) Total share of after tax profits of equity accounted entities for the period of $657.7 million (31 December 2006: $796.9 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $277.6 million (31 December 2006: $240.8 million) and property revaluations of $380.1 million (31 December 2006: $556.1 million).

## WESTFIELD GROUP
for the year ended 31 December 2007

**13_Segment Information (continued)**

**Primary segment - business (continued)**

| 31 December 2006 | Operational $million | Development $million | Corporate $million | Consolidated $million |
|---|---|---|---|---|
| **Revenue and other income** | | | | |
| Property revenue | 3,392.3 | 11.6 | - | 3,403.9 |
| Property development and project management revenue | 328.2 | - | - | 328.2 |
| Property and funds management income | 55.0 | - | - | 55.0 |
| | 3,775.5 | 11.6 | - | 3,787.1 |
| **Share of after tax profits of equity accounted entities** | | | | |
| Property revenue | 403.7 | 6.6 | - | 410.3 |
| Property expenses and outgoings | (115.9) | (3.8) | - | (119.7) |
| Net interest expense | (62 1) | (8.0) | 20.3 | (49.8) |
| | 225.7 | (5.2) | 20.3 | 240.8 |
| **Total segment revenue and other income** | 4,001.2 | 6.4 | 20.3 | 4,027.9 |
| **Expenses** | | | | |
| Property expenses and outgoings | (1,018.2) | (88.8) | - | (1,107.0) |
| Property development and project management costs | (289.8) | - | - | (289.8) |
| Property and funds management costs | (28.0) | - | - | (28.0) |
| Corporate overheads | - | - | (32.2) | (32.2) |
| | (1,336.0) | (88.8) | (32.2) | (1,457.0) |
| Write down of goodwill | - | - | (104.1) | (104.1) |
| Currency derivatives | - | - | (230.6) | (230.6) |
| **Total segment expenses** | (1,336.0) | (88.8) | (366.9) | (1,791.7) |
| **Segment result** | 2,665.2 | (82.4) | (346.6) | 2,236.2 |
| Property revaluations | 3,708.7 | 872.7 | - | 4,581.4 |
| Equity accounted property revaluations | 479.2 | 76.9 | - | 556.1 |
| Net profit on realisation of assets | - | - | 20.9 | 20.9 |
| | 6,853.1 | 867.2 | (325.7) | 7,394.6 |
| Interest income | | | | 17.0 |
| Financing costs | | | | (1,216.0) |
| Tax expense | | | | (559.5) |
| **Consolidated profit after tax** | | | | 5,636.1 |
| **Segment assets** | | | | |
| Segment assets | 43,481.0 | 3,796.8 | - | 47,277.8 |
| Group assets | | | | 1,603.9 |
| **Total segment assets** | 43,481.0 | 3,796.8 | - | 48,881.7 |
| **Segment liabilities** | | | | |
| Segment liabilities | 1,071.3 | 76.4 | - | 1,147.7 |
| Group liabilities | | | | 24,104.7 |
| **Total segment liabilities** | 1,071.3 | 76.4 | - | 25,252.4 |
| **Equity accounted associates included in segment assets** | | | | |
| Investment properties | 6,540.6 | 513.2 | - | 7,053.8 |
| Interest bearing liabilities | (1,213.6) | (513.2) | - | (1,726.8) |
| Working capital and deferred tax | 83.2 | - | - | 83.2 |
| **Equity accounted associates included in segment assets** | 5,410.2 | - | - | 5,410.2 |
| **Additions to segment non current assets** | 668.4 | 3,025.7 | - | 3,694.1 |

## WESTFIELD GROUP

for the year ended 31 December 2007

### 13_Segment information (continued)

**Secondary segment - geographic**

| 31 December 2007 | Australia & New Zealand $million | United Kingdom $million | United States $million | Consolidated $million |
|---|---|---|---|---|
| **Revenue** | | | | |
| Property revenue | 1,619.0 | 12.3 | 1,558.1 | 3,189.4 |
| Property development and project management revenue | 457.2 | 400.4 | 41.9 | 899.5 |
| Property and funds management income | 30.3 | 10.1 | 36.1 | 76.5 |
| | 2,106.5 | 422.8 | 1,636.1 | 4,165.4 |
| **Share of after tax profits of equity accounted entities** | | | | |
| Property revenue | 113.8 | 144.6 | 232.2 | 490.6 |
| Property expenses and outgoings | (30.4) | (49.0) | (67.2) | (146.6) |
| Net interest and tax expense | 0.4 | (10.1) | (56.7) | (66.4) |
| | 83.8 | 85.5 | 108.3 | 277.6 |
| **Total segment revenue and other income** | 2,190.3 | 508.3 | 1,744.4 | 4,443.0 |
| **Expenses** | | | | |
| Property expenses and outgoings | (485.5) | (48.0) | (581.6) | (1,115.1) |
| Property development and project management costs | (421.6) | (373.7) | (36.1) | (831.4) |
| Property and funds management costs | (8.0) | (6.8) | (21.4) | (36.2) |
| Corporate overheads | (32.1) | - | (5.2) | (37.3) |
| | (947.2) | (428.5) | (644.3) | (2,020.0) |
| Currency derivatives | (10.8) | 9.5 | (431.5) | (432.8) |
| **Total segment expenses** | (958.0) | (419.0) | (1,075.8) | (2,452.8) |
| **Segment result** | 1,232.3 | 89.3 | 668.6 | 1,990.2 |
| **Other segment information** | | | | |
| Segment assets | 22,227.7 | 3,375.8 | 17,986.0 | 43,589.5 |
| Group assets | | | | 2,080.0 |
| Investments in equity accounted investments | 1,625.4 | 1,753.9 | 1,752.1 | 5,131.4 |
| **Total segment assets** | 23,853.1 | 5,129.7 | 19,738.1 | 50,800.9 |
| **Additions to segment non current assets** | 898.6 | 884.8 | 1,956.7 | 3,740.1 |

## WESTFIELD GROUP
for the year ended 31 December 2007

**13_Segment information (continued)**

**Secondary segment - geographic (continued)**

| 31 December 2006 | Australia & New Zealand $million | United Kingdom $million | United States $million | Consolidated $million |
|---|---|---|---|---|
| **Revenue** | | | | |
| Property revenue | 1,578.8 | 152.1 | 1,673.0 | 3,403.9 |
| Property development and project management revenue | 88.0 | 182.7 | 57.5 | 328.2 |
| Property and funds management income | 18.6 | 3.8 | 32.6 | 55.0 |
| | **1,685.4** | **338.6** | **1,763.1** | **3,787.1** |
| **Share of after tax profits of equity accounted entities** | | | | |
| Property revenue | 101.6 | 83.2 | 225.5 | 410.3 |
| Property expenses and outgoings | (27.4) | (29.9) | (62.4) | (119.7) |
| Net interest expense | (1.5) | (3.3) | (45.0) | (49.8) |
| | **72.7** | **50.0** | **118.1** | **240.8** |
| **Total segment revenue and other income** | **1,758.1** | **388.6** | **1,881.2** | **4,027.9** |
| **Expenses** | | | | |
| Property expenses and outgoings | (466.0) | (65.5) | (575.5) | (1,107.0) |
| Property development and project management costs | (74.2) | (161.2) | (54.4) | (289.8) |
| Property and funds management costs | (5.4) | (2.6) | (20.0) | (28.0) |
| Corporate overheads | (27.9) | - | (4.3) | (32.2) |
| | **(573.5)** | **(229.3)** | **(654.2)** | **(1,457.0)** |
| Write down of goodwill | - | (104.1) | - | (104.1) |
| Currency derivatives | 8.3 | - | (238.9) | (230.6) |
| **Total segment expenses** | **(565.2)** | **(333.4)** | **(893.1)** | **(1,791.7)** |
| **Segment result** | **1,192.9** | **55.2** | **988.1** | **2,236.2** |
| **Other segment information** | | | | |
| Segment assets | 20,894.2 | 2,575.4 | 18,398.0 | 41,867.6 |
| Group assets | | | | 1,603.9 |
| Investments in equity accounted investments | 1,461.3 | 2,173.1 | 1,775.8 | 5,410.2 |
| **Total segment assets** | **22,355.5** | **4,748.5** | **20,173.8** | **48,881.7** |
| **Additions to segment non current assets** | **826.1** | **1,205.6** | **1,662.4** | **3,694.1** |

## WESTFIELD GROUP

## DETAILS OF DIVIDENDS/DISTRIBUTIONS

for the year ended 31 December 2007

| | 31 Dec 07 $million | 31 Dec 06 $million |
|---|---|---|
| **Interim dividends/distributions paid** | | |
| WHL: Nil cents per share (30 Jun 06: Nil cents per share) | - | - |
| WT: 29.00 cents per unit, 38% estimated tax advantaged (i) (30 Jun 06: 29.17 cents per unit, 53.0% tax advantaged) | 515.4 | 511.4 |
| WAT: 24.25 cents per unit, 87% estimated tax advantaged (30 Jun 06: 25.33 cents per unit, 46.0% tax advantaged) | 431.0 | 444.0 |
| Westfield Group 53.25 cents per stapled security (30 June 06: 54.50 cents) | 946.4 | 955.4 |
| **Final dividends/distributions proposed** | | |
| WHL: 10.00 cents per share 100% franked (31 Dec 06: 3.64 cents per share 60% franked) | 193.6 | 64.2 |
| WT: 23.00 cents per unit, 38% estimated tax advantaged (i) (31 Dec 06: 18.96 cents per unit, 53% tax advantaged) | 445.4 | 334.2 |
| WAT: 20.25 cents per unit, 87% estimated tax advantaged (31 Dec 06: 29.40 cents per unit, 46% tax advantaged) | 392.1 | 518.3 |
| Westfield Group 53.25 cents per stapled security (31 Dec 06: 52.00 cents) | 1,031.1 | 916.7 |

(i) The taxable amount in respect of WT's full year aggregated distributions is estimated to include capital gains (discounted by 50%) of 11 cents per unit arising from property disposals made during the financial year.

Interim dividend/distributions of 53.25 cents were paid on 28 August 2007. Final dividend/distributions proposed are to be paid on 29 February 2008. The record date for the final dividends/distributions was 5pm, 15 February 2008. The Westfield Group Distribution Reinvestment Plan ("DRP") is in operation for the distribution payable on 29 February 2008.

DRP securities issued during the period rank for distribution from the first day following the date on which they are issued. The record date for participation in the DRP for the distribution payable on 29 February 2008 was 5pm, 15 February 2008.

## ADDITIONAL INFORMATION

for the year ended 31 December 2007

**(a)_Details of earnings, net assets and distribution by entity**

| | Earnings | | Net assets | | |
|---|---|---|---|---|---|
| | Total $million | per security cents | Total $million | per security $ | % |
| WHL | 217.1 | 11.68 | 2,220.7 | 1.15 | 8.07 |
| WT | 2,395.0 | 128.86 | 17,229.5 | 8.90 | 62.46 |
| WAT | 825.1 | 44.39 | 8,141.7 | 4.20 | 29.47 |
| Westfield Group | 3,437.2 | 184.94 | 27,591.9 | 14.25 | 100.00 |

**Dividend / distribution proposed for the 6 months ended 31 December 2007**

| | ASX code: WDC $million | per security cents |
|---|---|---|
| WHL | 193.6 | 10.00 |
| WT | 445.4 | 23.00 |
| WAT | 392.1 | 20.25 |
| Westfield Group | 1,031.1 | 53.25 |

# WESTFIELD GROUP

## ADDITIONAL INFORMATION (continued)

for the year ended 31 December 2007

| | 31 Dec 07 cents | 31 Dec 06 cents |
|---|---|---|
| **(b)_Earnings per security** | | |
| Basic earnings per stapled security attributable to members of the Westfield Group | 184.94 | 316.29 |
| Diluted earnings per stapled security attributable to members of the Westfield Group | 184.93 | 316.27 |

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

| | No. of securities | No. of securities |
|---|---|---|
| Weighted average number of ordinary securities used in calculating basic earnings per stapled security [(i)] | 1,858,518,871 | 1,765,177,330 |
| Bonus element of security options which are dilutive [(ii)] | 97,241 | 109,354 |
| Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security | 1,858,616,112 | 1,765,286,684 |

| | $million | $million |
|---|---|---|
| Earnings used in calculating basic earnings per stapled security | 3,437.2 | 5,583.1 |
| Adjustment to earnings on options which are considered dilutive | - | - |
| Earnings used in calculating diluted earnings per stapled security | 3,437.2 | 5,583.1 |

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 31,637 (31 December 2006: 377,971).

[(i)] 1,858.5 million (31 December 2006: 1,765.2 million) weighted average number of stapled securities on issue for the period has been included in the calculation of basic and diluted earnings per stapled security as reported in the income statement. This includes an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million securities for the period to July 2007 and 8.641 million securities for the full year ended 31 December 2006.

[(ii)] Bonus element of security options that are anti-dilutive for the current period were 12,396,133 (31 December 2006: 9,455,329), earnings in respect of these were $88.4 million (31 December 2006: $132.3 million)

| | $ | $ |
|---|---|---|
| **(c)_Net tangible asset backing** | | |
| Net tangible asset backing per security | 14.25 | 13.28 |

Net tangible asset backing per security is calculated by dividing total equity attributable to members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing are 1,936,326,189 (31 December 2006: 1,765,884,521).

**(d)_Control gained over entities having material effect**

| | |
|---|---|
| Name of entity (or group of entities) | n/a |
| Date from which such profit has been calculated | n/a |
| The contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period. | n/a |

**(e)_Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.**

The dividend component of the distribution payable in the next twelve months is expected to be partially franked. WT's and WAT's distribution payable in the next twelve months is expected to continue to have a tax advantaged component.

**(f)_Basis of preparing the Appendix 4E Preliminary Final Report**

1 This report has been prepared in accordance with Australian Accounting Standards, International Financial Reporting Standards, other AASB authoritative pronouncements and interpretation acceptable to the ASX Limited.
2 This report, and the financial report upon which the report is based (if separate), use the same accounting policies.
3 This report gives a true and fair view of the matters disclosed.
4 This report is based on the financial report which is in the process of being audited.
5 The Westfield Group has a formally constituted audit committee.

**(g)_Parent Company Annual General Meeting**

The Annual General Meeting of WHL is scheduled to be on Friday, 23 May 2008.

## WESTFIELD GROUP

APPENDIX 1

## PROPERTY PORTFOLIO
for the year ended 31 December 2007

| | Appendix | *31 Dec 07* $million | *31 Dec 06* $million |
|---|---|---|---|
| **DETAILS OF PROPERTY PORTFOLIO** | | | |
| Australian shopping centres | 1A | 20,006.6 | 19,295.4 |
| New Zealand shopping centres | 1B | 2,746.0 | 2,301.8 |
| United Kingdom shopping centres | 1C | 2,133.0 | 2,576.4 |
| United States shopping centres | 1D | 18,311.7 | 19,639.9 |
| **Total consolidated and equity accounted shopping centres** | | **43,197.3** | **43,813.5** |
| | | | |
| **Total shopping centres represented by:** | | | |
| Consolidated | | | |
| - Current | | - | 149.8 |
| - Non current | | 37,019.0 | 37,062.7 |
| Equity accounted | | 6,178.3 | 6,601.0 |
| **Total consolidated and equity accounted shopping centres** | | **43,197.3** | **43,813.5** |

**WESTFIELD GROUP** **APPENDIX 1A**

## PROPERTY PORTFOLIO - AUSTRALIA

for the year ended 31 December 2007

| Shopping Centre | State | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value 31 Dec 07 $million | Book value 31 Dec 06 $million | Retail Cap Rate 31 Dec 07 % | Retail Sales: Total Annual Sales $million | Retail Sales: Variance % | Retail Sales: Specialty Annual Sales $psm | Retail Sales: Variance % | Lettable Area* (sqm) | No. of Retailers* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Airport West | Victoria | 50 | 50 | 150.4 | 137.1 | 6.25% | 268.1 | (0.6) | 7,516.0 | (1.4) | 54,926 | 174 |
| Bay City# | Victoria | 50 | 50 | 106.8 | 107.2 | 6.50% | 152.6 | (18.6) | 9,931.0 | (11.8) | 35,866 | 99 |
| Belconnen | ACT | 100 | 100 | 682.9 | 647.7 | 5.25% | 399.3 | (0.2) | 8,213.0 | 2.1 | 77,109 | 224 |
| Bondi Junction | New South Wales | 100 | 100 | 1,984.2 | 1,933.5 | 4.50% | 900.6 | 9.0 | 10,660.0 | 11.3 | 131,641 | 509 |
| Booragoon | Western Australia | 25 | 25 | 200.5 | 181.6 | 5.50% | 566.1 | 9.3 | 13,033.0 | 10.9 | 74,260 | 265 |
| Burwood | New South Wales | 100 | 100 | 757.6 | 703.1 | 5.25% | 381.0 | 4.4 | 9,205.0 | 3.0 | 64,975 | 244 |
| Cairns | Queensland | 50 | 50 | 205.1 | 168.3 | 5.25% | 343.1 | 2.9 | 10,575.0 | 4.6 | 53,258 | 203 |
| Carindale | Queensland | 50 | 50 | 431.1 | 403.0 | 5.50% | 657.2 | 8.6 | 10,199.0 | 10.2 | 116,767 | 297 |
| Carousel | Western Australia | 100 | 100 | 653.1 | 623.8 | 5.75% | 483.7 | 7.5 | 10,460.0 | 9.7 | 82,337 | 270 |
| Chatswood | New South Wales | 100 | 100 | 893.0 | 840.1 | 5.50% | 480.9 | 1.3 | 9,406.0 | 2.0 | 78,523 | 292 |
| Chermside | Queensland | 100 | 100 | 1,174.3 | 1,037.7 | 5.50% | 705.8 | 40.5 | 9,894.0 | 42.2 | 123,639 | 392 |
| Doncaster# | Victoria | 50 | 100 | 219.4 | 387.3 | 5.50% | 157.5 | (54.5) | 6,782.0 | (48.8) | 55,216 | 237 |
| Figtree | New South Wales | 100 | 100 | 115.0 | 110.9 | 7.00% | 154.6 | 3.2 | 10,073.0 | 2.6 | 20,362 | 80 |
| Fountain Gate | Victoria | 100 | 100 | 793.5 | 738.5 | 5.75% | 631.2 | 4.0 | 9,399.0 | 6.0 | 138,597 | 322 |
| Helensvale | Queensland | 50 | 50 | 146.7 | 138.3 | 6.25% | 278.7 | 24.5 | 7,552.0 | 17.5 | 43,896 | 184 |
| Hornsby | New South Wales | 100 | 100 | 821.8 | 775.8 | 5.35% | 586.1 | 5.0 | 7,626.0 | 6.6 | 101,231 | 325 |
| Hurstville | New South Wales | 50 | 50 | 299.3 | 288.0 | 6.00% | 398.2 | 4.2 | 9,098.0 | 4.4 | 64,783 | 257 |
| Innaloo | Western Australia | 100 | 100 | 238.2 | 228.0 | 6.50% | 244.2 | 7.2 | 7,525.0 | 11.5 | 46,134 | 169 |
| Karrinyup*** | Western Australia | 25 | 25 | 152.2 | 119.7 | 5.00% | 407.7 | 11.1 | 10,438.0 | 9.8 | 58,621 | 206 |
| Knox | Victoria | 30 | 30 | 275.3 | 260.3 | 5.75% | 684.5 | 5.4 | 8,147.0 | 8.7 | 137,158 | 390 |
| Kotara## | New South Wales | 100 | 100 | 608.1 | 284.2 | 5.75% | 315.0 | 10.2 | 9,771.0 | 19.5 | 64,068 | 243 |

## PROPERTY PORTFOLIO - AUSTRALIA

for the year ended 31 December 2007

| Shopping Centre | State | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value 31 Dec 07 $million | Book value 31 Dec 06 $million | Retail Cap Rate 31 Dec 07 % | Retail Sales: Total Annual Sales $million | Retail Sales: Variance % | Retail Sales: Specialty Annual Sales $psm | Retail Sales: Variance % | Lettable Area* (sqm) | No. of Retailers* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Liverpool | New South Wales | 50 | 50 | 436.2 | 419.1 | 5.50% | 409.2 | 28.7 | 7,589.0 | 33.5 | 93,785 | 337 |
| Macquarie | New South Wales | 55 | 55 | 469.8 | 443.6 | 5.50% | 574.4 | 5.9 | 9,974.0 | 8.3 | 98,438 | 263 |
| Marion | South Australia | 50 | 50 | 463.8 | 439.0 | 5.50% | 703.4 | 5.1 | 10,406.0 | 5.5 | 130,541 | 322 |
| Miranda | New South Wales | 50 | 50 | 612.9 | 579.2 | 5.25% | 685.0 | 5.0 | 11,216.0 | 4.9 | 110,404 | 395 |
| Mt Druitt | New South Wales | 50 | 50 | 223.7 | 199.0 | 6.00% | 342.3 | 8.4 | 7,797.0 | 10.8 | 60,675 | 246 |
| Mt Gravatt | Queensland | 75 | 75 | 602.8 | 567.8 | 5.75% | 568.0 | 3.8 | 9,716.0 | 5.7 | 102,331 | 312 |
| North Lakes** | Queensland | 50 | 50 | 191.7 | 57.7 | 5.50% | 175.6 | 22.4 | 8,167.0 | 27.1 | 45,408 | 185 |
| North Rocks | New South Wales | 100 | 100 | 106.6 | 83.7 | 7.00% | 103.3 | 1.1 | 6,447.0 | 1.3 | 21,760 | 88 |
| Pacific Fair | Queensland | 44 | 44 | 477.5 | 453.4 | 5.25% | 617.3 | 4.8 | 11,142.0 | 7.1 | 105,717 | 313 |
| Parramatta | New South Wales | 50 | 100 | 747.7 | 1,432.1 | 5.00% | 653.2 | 8.1 | 9,256.0 | 9.2 | 138,823 | 495 |
| Penrith | New South Wales | 50 | 50 | 533.3 | 498.9 | 5.25% | 562.5 | 5.1 | 9,667.0 | 6.4 | 90,202 | 343 |
| Plenty Valley# | Victoria | 50 | 50 | 13.0 | 13.1 | 7.00% | 57.2 | (0.4) | 9,299.0 | 0.7 | 6,193 | 27 |
| Southland | Victoria | 50 | 50 | 632.9 | 590.1 | 5.00% | 731.1 | 5.9 | 8,260.0 | 7.0 | 132,588 | 401 |
| Strathpine | Queensland | 100 | 100 | 277.7 | 257.8 | 6.50% | 234.4 | 5.0 | 7,830.0 | 11.1 | 46,478 | 168 |
| Sydney Central Plaza | New South Wales | 100 | 100 | 520.4 | 490.8 | 5.75% | 358.2 | 1.3 | 13,930.0 | 2.3 | 54,792 | 93 |
| Sydney City** | New South Wales | 100 | 100 | 643.7 | 640.8 | 7.06% | 233.2 | 3.0 | 9,241.0 | 3.6 | 88,128 | 293 |
| Tea Tree Plaza | South Australia | 50 | 50 | 329.1 | 318.2 | 5.25% | 463.9 | 3.5 | 9,787.0 | 3.5 | 95,269 | 251 |
| Tuggerah | New South Wales | 100 | 100 | 576.4 | 551.4 | 6.00% | 458.6 | 7.5 | 6,897.0 | 8.9 | 82,792 | 268 |
| Warrawong | New South Wales | 100 | 100 | 214.2 | 204.4 | 7.25% | 206.0 | 7.1 | 6,056.0 | (1.2) | 57,504 | 145 |

WESTFIELD GROUP

APPENDIX 1A

## PROPERTY PORTFOLIO - AUSTRALIA

for the year ended 31 December 2007

| Shopping Centre | State | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value 31 Dec 07 $million | Book value 31 Dec 06 $million | Retail Cap Rate 31 Dec 07 % | Retail Sales: Total Annual Sales $million | Retail Sales: Variance % | Retail Sales: Specialty Annual Sales $psm | Retail Sales: Variance % | Lettable Area* (sqm) | No. of Retailers* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Warringah Mall | New South Wales | 25 | 25 | 270.7 | 251.9 | 5.25% | 764.6 | 5.5 | 9,609.0 | 5.9 | 127,445 | 327 |
| Westlakes | South Australia | 50 | 50 | 175.9 | 155.6 | 5.75% | 322.8 | 10.0 | 8,591.0 | 12.7 | 61,583 | 215 |
| Whitford City | Western Australia | 50 | 50 | 274.1 | 246.8 | 5.75% | 444.9 | 12.3 | 8,997.0 | 10.2 | 76,415 | 296 |
| Woden | ACT | 50 | 50 | 304.0 | 286.9 | 5.75% | 425.1 | 3.5 | 9,696.0 | 3.5 | 72,224 | 265 |
| **Total Australian portfolio** | | | | **20,006.6** | **19,295.4** | **5.5%** | | | | | **3,522,862** | **11,430** |

* Includes office suites where applicable

** Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade

*** Since the end of the year, Westfield acquired an additional 8.3% interest in the shopping centre increasing Westfield's ownership to 33.3%

\# Centres currently under redevelopment

\#\# Redevelopment completed during the year

## PROPERTY PORTFOLIO - NEW ZEALAND
for the year ended 31 December 2007

| Shopping Centre | Location | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value at 31 Dec 07 NZ$million | Book value at 31 Dec 06 NZ$million | Retail Cap Rate 31 Dec 07 % | Retail Sales: Total Annual Sales NZ$million | Retail Sales: Variance % | Retail Sales: Specialty Annual Sales NZ$psm | Retail Sales: Variance % | Lettable Area (sqm) | No. of Retailers |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Albany** | Auckland | 100 | 100 | 381.5 | - | 5.75% | 77.9 | n/a | n/a | n/a | 45,782 | 144 |
| Chartwell | Hamilton | 100 | 100 | 151.2 | 137.1 | 7.00% | 109.2 | 25.8 | 7,025 | 26.1 | 21,864 | 113 |
| Downtown | Auckland | 100 | 100 | 78.7 | 73.2 | 7.25% | 64.9 | 1.9 | 7,493 | 2.5 | 13,740 | 82 |
| Glenfield | Auckland | 100 | 100 | 194.3 | 185.7 | 7.13% | 181.1 | 1.3 | 6,797 | (2.4) | 31,072 | 136 |
| Manukau* | Auckland | 100 | 100 | 241.5 | 241.1 | 7.50% | 178.4 | 1.4 | 7,003 | 2.3 | 38,751 | 191 |
| Newmarket | Auckland | 100 | 100 | 283.0 | 254.7 | 5.88% | 122.5 | (0.2) | 10,884 | (3.3) | 32,328 | 123 |
| Pakuranga | Auckland | 100 | 100 | 123.2 | 119.3 | 7.50% | 113.3 | (3.8) | 6,009 | (6.7) | 27,629 | 120 |
| Queensgate | Wellington | 100 | 100 | 366.2 | 350.0 | 6.13% | 226.7 | 11.9 | 7,295 | 12.6 | 52,309 | 185 |
| Riccarton | Christchurch | 100 | 100 | 407.5 | 378.4 | 6.00% | 302.1 | 7.0 | 10,358 | 7.4 | 47,161 | 154 |
| Shore City | Auckland | 100 | 100 | 153.0 | 144.8 | 7.00% | 79.2 | (6.6) | 8,270 | (6.8) | 14,835 | 85 |
| St Lukes | Auckland | 100 | 100 | 509.8 | 483.7 | 6.00% | 273.1 | (0.9) | 10,284 | (1.9) | 46,801 | 191 |
| WestCity | Auckland | 100 | 100 | 224.3 | 212.8 | 6.75% | 162.5 | 1.1 | 6,980 | 0.8 | 37,122 | 148 |
| **Total New Zealand portfolio in NZ$** | | | | **3,114.2** | **2,580.8** | | | | | | **409,394** | **1,672** |
| Exchange rate | | | | 1.1341 | 1.1212 | | | | | | | |
| **Total New Zealand portfolio in A$** | | | | **2,746.0** | **2,301.8** | **6.4%** | | | | | | |

* Centre currently under redevelopment

** Redevelopment completed during the year

82-35029

**WESTFIELD GROUP** **APPENDIX 1C**

## PROPERTY PORTFOLIO - UNITED KINGDOM

for the year ended 31 December 2007

| Shopping Centre | Location | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value 31 Dec 07 £million | Book value 31 Dec 06 £million | Estimated Yield 31 Dec 07 % | Lettable Area (sqm) | No. of Retailers |
|---|---|---|---|---|---|---|---|---|
| Belfast | Belfast | * 33 | 50 | 93.3 | 157.5 | 5.86% | 31,438 | 92 |
| Derby## | Derby | 50 | 50 | 271.2 | 83.3 | 5.18% | 114,326 | 243 |
| Guildford | Guildford | 50 | 50 | 69.5 | 75.0 | 5.42% | 14,028 | 72 |
| Merry Hill | Birmingham | * 33 | 50 | 314.2 | 495.0 | 5.30% | 154,727 | 288 |
| Nottingham | Nottingham | 75 | 75 | 61.7 | 66.5 | 5.85% | 45,253 | 106 |
| Sprucefield | Sprucefield | 100 | 100 | 73.6 | 76.6 | 5.30% | 21,461 | 5 |
| Tunbridge Wells | Tunbridge Wells | * 33 | 50 | 51.4 | 83.1 | 5.60% | 28,661 | 120 |
| **Total United Kingdom portfolio in £** | | | | **934.9** | **1,037.0** | | **409,894** | **926** |
| Exchange rate | | | | 0.4383 | 0.4025 | | | |
| **Total United Kingdom portfolio in A$** | | | | **2,133.0** | **2,576.4** | **5.4%** | | |

* The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

## Redevelopment completed during the year

**WESTFIELD GROUP**

**PROPERTY PORTFOLIO - UNITED STATES**

for the year ended 31 December 2007

| Shopping Centre | Market Region | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value at 31 Dec 07 US$million | Book value at 31 Dec 06 US$million | Estimated Yield 31 Dec 07 % | Retail Sales Specialty Annual Sales US$million | Retail Sales Specialty Annual Sales US$psf | Retail Sales Specialty Annual Sales Var. psf % | Occupancy Cost % | Lettable Area (sqf) Total | Lettable Area (sqf) Specialty | No. of Retailers |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Annapolis[##] | Maryland | 100 | 100 | 710.2 | 442.2 | 5 20% | 221.8 | 576 | (2.6) | 12.6% | 1,416,774 | 724,626 | 241 |
| Belden Village | Ohio | 100 | 100 | 190.1 | 187.2 | 6.45% | 106.9 | 400 | (2.7) | 12.8% | 823,932 | 313,743 | 115 |
| Brandon[##] | Florida | 100 | 100 | 382.2 | 218.5 | 6.00% | 158.7 | 470 | (6.9) | 13.4% | 1,142,976 | 523,261 | 207 |
| Capital | Washington | 100 | 100 | 203.1 | 89.2 | 5.90% | 90.3 | 403 | 3.4 | 11.9% | 769,772 | 463,177 | 128 |
| Century City | Los Angeles | 100 | 100 | 763.9 | 699.3 | 5.30% | 225.2 | 896 | 6.8 | 15.7% | 874,179 | 517,179 | 148 |
| Chicago Ridge | Illinois/ Indiana | 100 | 100 | 133.4 | 126.6 | 7.20% | 93.8 | 398 | 3.0 | 15.7% | 836,558 | 413,518 | 150 |
| Citrus Park | Florida | 100 | 100 | 271.4 | 216.2 | 6.10% | 122.2 | 433 | (0.4) | 13.9% | 1,144,676 | 507,728 | 150 |
| Connecticut Post | Connecticut | 100 | 100 | 285.9 | 283.8 | 6.40% | 90.9 | 353 | (1.8) | 17.9% | 1,333,894 | 665,752 | 195 |
| Countryside | Florida | 100 | 100 | 236.2 | 246.8 | 6.40% | 110.8 | 373 | (4.4) | 15.2% | 1,216,563 | 397,748 | 167 |
| Downtown Plaza | Northern California | 100 | 100 | 207.1 | 206.3 | 5.50% | 73.2 | 346 | (5.9) | 15.7% | 1,175,925 | 390,676 | 118 |
| Eastland | Los Angeles | 100 | 100 | 133.6 | 126.7 | 5.90% | 19.9 | 384 | (0.1) | 7.9% | 806,434 | 593,079 | 37 |
| Eastridge | North Carolina | 100 | 100 | 45.8 | 47.8 | 7.00% | 44.0 | 245 | 4.0 | 12.4% | 919,557 | 319,810 | 100 |
| Fashion Square | Los Angeles | 50 | 50 | 147.5 | 145.5 | 5.95% | 173.8 | 580 | 2.1 | 11.4% | 845,312 | 342,777 | 132 |
| Fox Hills[#] | Los Angeles | 100 | 100 | 202.5 | 201.3 | 6.10% | 87.5 | 365 | (2.1) | 17.9% | 873,114 | 321,769 | 140 |
| Fox Valley | Illinois/ Indiana | 100 | 100 | 261.4 | 258.5 | 6.40% | 120.2 | 358 | (3.9) | 15.7% | 1,432,971 | 553,219 | 189 |
| Franklin Park | Ohio | 100 | 100 | 380.8 | 404.4 | 5.65% | 135.0 | 424 | (5.0) | 16.8% | 1,221,428 | 619,635 | 162 |
| Galleria at Roseville[#] | Northern California | 100 | 100 | 336.1 | 335.9 | 6.20% | 166.9 | 527 | (5.0) | 12.7% | 991,791 | 419,747 | 139 |
| Garden State Plaza[##] | New Jersey | 50 | 50 | 721.0 | 539.5 | 5.20% | 358.6 | 696 | 5.2 | 15.0% | 2,132,112 | 999,280 | 290 |
| Gateway | Nebraska | 100 | 100 | 144.0 | 144.9 | 7.00% | 76.3 | 343 | 0.7 | 13.7% | 973,732 | 416,130 | 127 |
| Great Northern | Ohio | 100 | 100 | 167.8 | 166.9 | 6.60% | 94.9 | 343 | (2.3) | 15.1% | 1,228,969 | 431,003 | 143 |
| Hawthorn | Illinois/ Indiana | 100 | 100 | 261.0 | 241.0 | 6.40% | 102.0 | 332 | (3.2) | 16.7% | 1,340,571 | 575,188 | 167 |
| Horton Plaza | San Diego | 100 | 100 | 395.4 | 383.9 | 5.65% | 95.1 | 484 | (0.3) | 15.4% | 740,050 | 459,564 | 136 |
| Louis Joliet | Illinois/ Indiana | 100 | 100 | 139.5 | 131.5 | 6.00% | 80.2 | 408 | 1.8 | 13.5% | 943,151 | 326,683 | 111 |
| Mainplace | Los Angeles | 100 | 100 | 316.7 | 283.1 | 6.10% | 139.2 | 414 | (3.3) | 16.2% | 1,103,789 | 443,289 | 183 |
| Meriden | Connecticut | 100 | 100 | 168.9 | 178.0 | 7.10% | 82.0 | 342 | 0.9 | 17.4% | 897,121 | 445,184 | 151 |
| Mission Valley | San Diego | 100 | 100 | 373.6 | 300.8 | 5.65% | 106.1 | 455 | 2.9 | 11.6% | 1,574,768 | 795,840 | 133 |

## WESTFIELD GROUP



## PROPERTY PORTFOLIO - UNITED STATES

for the year ended 31 December 2007

| Shopping Centre | Market Region | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value at 31 Dec 07 US$million | Book value at 31 Dec 06 US$million | Estimated Yield 31 Dec 07 % | Retail Sales: Specialty Annual Sales US$million | Retail Sales: Specialty Annual Sales US$psf | Retail Sales: Specialty Annual Sales Var. psf % | Occupancy Cost % | Lettable Area (sqf) Total | Lettable Area (sqf) Specialty | No. of Retailers |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Montgomery | Maryland | 50 | 50 | 248.3 | 243.8 | 5.30% | 217.5 | 578 | 3.6 | 13.8% | 1,224,877 | 512,776 | 196 |
| North County | San Diego | 100 | 100 | 236.4 | 228.4 | 6.85% | 133.9 | 409 | (4.7) | 14.9% | 1,254,637 | 374,140 | 175 |
| Oakridge | Northern California | 100 | 100 | 404.3 | 404.9 | 6.00% | 148.7 | 456 | 3.1 | 14.6% | 1,140,578 | 613,834 | 214 |
| Old Orchard## | Illinois/ Indiana | 100 | 100 | 495.2 | 416.7 | 6.00% | 175.7 | 599 | 10.6 | 14.8% | 1,726,972 | 707,912 | 145 |
| Palm Desert | Los Angeles | 100 | 100 | 232.4 | 219.1 | 6.20% | 102.6 | 405 | (2.9) | 15.9% | 1,003,922 | 391,229 | 158 |
| Parkway | San Diego | 100 | 100 | 347.7 | 343.7 | 6.35% | 129.5 | 398 | (0.9) | 15.3% | 1,318,154 | 551,814 | 203 |
| Plaza Bonita# | San Diego | 100 | 100 | 232.4 | 231.6 | 6.10% | 125.7 | 454 | (4.2) | 14.1% | 694,690 | 309,961 | 148 |
| Plaza Camino Real | San Diego | 100 | 100 | 237.7 | 233.0 | 5.60% | 101.9 | 370 | 4.8 | 14.9% | 1,128,529 | 410,319 | 151 |
| Promenade | Los Angeles | 100 | 100 | 78.8 | 84.1 | 6.65% | 35.5 | 413 | (1.6) | 8.0% | 613,943 | 343,943 | 50 |
| San Francisco | Northern California | * | * | 626.1 | 610.1 | 5.30% | 232.9 | 673 | 1.7 | 19.6% | 1,456,410 | 544,515 | 189 |
| Santa Anita# | Los Angeles | 100 | 100 | 423.6 | 418.6 | 5.80% | 183.2 | 460 | 2.2 | 14.9% | 1,188,289 | 672,465 | 202 |
| Sarasota## | Florida | 100 | 100 | 162.2 | 93.5 | 5.95% | 63.3 | 338 | 4.5 | 16.5% | 940,127 | 359,477 | 142 |
| Solano | Northern California | 100 | 100 | 270.9 | 247.3 | 6.15% | 107.2 | 378 | (4.2) | 15.0% | 1,064,686 | 505,111 | 167 |
| South Shore | New York | 100 | 100 | 226.1 | 246.2 | 6.95% | 95.0 | 414 | (4.2) | 19.6% | 1,157,969 | 300,708 | 124 |
| Southcenter# | Washington | 100 | 100 | 376.9 | 375.9 | 6.80% | 158.8 | 671 | 2.5 | 12.7% | 1,294,376 | 336,901 | 139 |
| Southgate | Florida | 100 | 100 | 105.4 | 100.8 | 6.55% | 58.3 | 514 | (4.3) | 9.7% | 422,581 | 136,707 | 49 |
| Southlake | Illinois/ Indiana | 100 | 100 | 268.6 | 266.8 | 6.70% | 142.6 | 406 | (2.2) | 13.5% | 1,372,744 | 686,403 | 179 |
| Southpark## | Ohio | 100 | 100 | 315.3 | 195.1 | 6.00% | 124.0 | 341 | 3.1 | 14.8% | 1,626,198 | 837,797 | 183 |
| Sunrise | New York | 100 | 100 | 152.6 | 161.2 | 7.05% | 76.9 | 349 | 0.4 | 20.9% | 1,227,241 | 493,743 | 166 |
| Topanga# | Los Angeles | 100 | 100 | 716.5 | 715.2 | 5.40% | 288.3 | 503 | 8.2 | 17.4% | 1,438,874 | 662,479 | 275 |
| Trumbull | Connecticut | 100 | 100 | 316.6 | 313.4 | 6.40% | 124.9 | 401 | (3.5) | 16.4% | 1,192,704 | 496,076 | 179 |
| UTC | San Diego | 50 | 50 | 190.6 | 183.4 | 5.70% | 203.6 | 667 | 7.7 | 10.9% | 1,064,752 | 470,326 | 150 |
| Valencia Town Center# | Los Angeles | 50 | 50 | 112.3 | 111.8 | 7.20% | 144.5 | 442 | (0.6) | 14.6% | 854,698 | 461,779 | 154 |
| Valley Fair | Northern California | 50 | 50 | 534.7 | 500.7 | 5.50% | 418.2 | 830 | 3.1 | 13.3% | 1,478,023 | 743,295 | 270 |
| Vancouver | Washington | 100 | 100 | 147.5 | 147.4 | 6.15% | 84.8 | 370 | 3.6 | 12.1% | 941,110 | 339,544 | 149 |
| West Covina | Los Angeles | 100 | 100 | 308.9 | 308.7 | 5.85% | 143.9 | 370 | (1.4) | 16.3% | 1,185,065 | 506,971 | 193 |
| Wheaton | Maryland | 100 | 100 | 339.0 | 334.2 | 6.80% | 101.2 | 335 | (0.5) | 18.4% | 1,644,895 | 650,723 | 203 |



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## PROPERTY PORTFOLIO - UNITED STATES

for the year ended 31 December 2007

| Shopping Centre | Market Region | Consolidated or Equity Accounted Interest 31 Dec 07 % | Consolidated or Equity Accounted Interest 31 Dec 06 % | Book value at 31 Dec 07 US$million | Book value at 31 Dec 06 US$million | Estimated Yield 31 Dec 07 % | Retail Sales: Specialty Annual Sales US$million | Retail Sales: Specialty Annual Sales US$psf | Retail Sales: Specialty Annual Sales Var. psf % | Occupancy Cost % | Lettable Area (sqf) Total | Lettable Area (sqf) Specialty | No. of Retailers |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *Recently Acquired* | | | | | | | | | | | | | |
| Broward | Florida | 100 | - | 225.0 | - | 5.50% | | | | | 995,384 | 278,790 | 126 |
| Westland | Florida | 100 | - | 175.7 | - | 5.50% | | | | | 834,903 | 231,085 | 97 |
| *Disposed* | | | | | | | | | | | | | |
| Chesterfield | Missouri | - | 100 | - | 237.0 | n/a | | | | | | | |
| Crestwood | Missouri | - | 100 | - | 64.4 | n/a | | | | | | | |
| Mid Rivers | Missouri | - | 100 | - | 188.7 | n/a | | | | | | | |
| North Bridge | Illinois/ Indiana | - | 33 | - | 130.0 | n/a | | | | | | | |
| South County | Missouri | - | 100 | - | 189.9 | n/a | | | | | | | |
| West County | Missouri | - | 100 | - | 356.3 | n/a | | | | | | | |
| **Total United States portfolio in $US** | | | | **16,086.8** | **15,507.7** | | | | | | **62,247,450** | **26,910,428** | **8,735** |
| Exchange rate | | | | 0.8785 | 0.7896 | | | | | | | | |
| **Total United States portfolio in A$** | | | | **18,311.7** | **19,639.9** | **6.0%** | | | | | | | |

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%.

\# Centres currently under redevelopment

\## Redevelopment completed during the year

END

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